UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K contains Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements, and the accompanying notes thereto, for the six-month period ended June 30, 2022 of Scorpio Tankers Inc. (the “Company”), which is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-264084) that was filed with the U.S. Securities and Exchange Commission with an effective date of April 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: October 3, 2022
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2022 and June 30, 2021
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes thereto which are included herein, the discussion included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission, or the SEC, on March 23, 2022 and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have a fiscal year end of December 31. The unaudited condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this report are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.
As used herein, “we,” “us,” “our” and the "Company” all refer to Scorpio Tankers Inc. and its subsidiaries. The term “Scorpio Pools” refers to the spot market-oriented pools of similarly sized vessels which are operated by companies affiliated with us.

Information on the Company
General
We are a provider of marine transportation of petroleum products worldwide. As of October 3, 2022, we owned, lease financed or bareboat chartered-in 113 product tankers (39 LR2, 60 MR and 14 Handymax) that have a weighted average age of 6.7 years, which we refer to collectively as our Operating Fleet.
The following table presents summary information concerning our Operating Fleet as of October 3, 2022:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes

19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
25	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
31	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Memphis	2014	49,990	—	Time Charter (4)	MR	Yes
38	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
46	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
51	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
53	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
54	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
55	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Magnetic	2019	50,000	—	Time Charter (5)	MR	Yes
62	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Marshall	2019	50,000	—	Time Charter (6)	MR	Yes

66	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Miracle	2020	50,000	—	Time Charter (7)	MR	Yes
69	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
79	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Alexis	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
85	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
86	STI Spiga	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
88	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
89	STI Lombard	2015	109,999	—	Time Charter (8)	LR2	Yes
90	STI Grace	2016	109,999	—	SLR2P (3)	LR2	Yes
91	STI Jermyn	2016	109,999	—	SLR2P (3)	LR2	Yes
92	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
98	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Goal	2016	113,000	—	Time Charter (9)	LR2	Yes
100	STI Guard	2016	113,000	—	Time Charter (10)	LR2	Yes
101	STI Guide	2016	113,000	—	Time Charter (11)	LR2	Yes
102	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
104	STI Gauntlet	2017	113,000	—	Time Charter (12)	LR2	Yes
105	STI Gladiator	2017	113,000	—	Time Charter (11)	LR2	Yes
106	STI Gratitude	2017	113,000	—	Time Charter (13)	LR2	Yes
107	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
110	STI Lavender	2019	110,000	—	SLR2P (3)	LR2	Yes
111	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

112	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
113	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

	Total owned, finance leased or bareboat chartered-in DWT		7,852,182

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)
This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The first six months of this time charter payable at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $24,000 per day.

(5)
This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterer has the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $26,000 per day.

(6)
This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $26,000 per day.

(7)
This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $24,000 per day.

(8)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(9)
This vessel commenced a time charter in August 2022 for three years at a rate of $30,380 per day. The charterer has the option to extend the term of this agreement for an additional year at $32,380 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $34,380 per day.

(10)
This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterer has the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.

(11)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $33,000 per day.

(12)	This vessel is expected to commence a time charter in Q4 2022 for three years at a rate of $32,750 per day.
(13)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $33,000 per day.

RECENT DEVELOPMENTS
Declaration of dividend
In July 2022, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on September 15, 2022 to all shareholders of record as of August 11, 2022.
Vessels sales
In July 2022, we closed on the sale of the MR tanker, STI Benicia. In advance of the closing of the sale, we repaid the aggregate outstanding lease obligation of $14.2 million relating to this vessel on the $157.5 Million Lease Financing in June 2022.
In August 2022, we closed on the sale of the LR2 tanker, STI Nautilus. In advance of the closing of the sale, we repaid the outstanding balance of $20.0 million relating to this vessel on the 2020 $225.0 Million Credit Facility in July 2022.
Repurchase of Common Shares
In July, September, and October 2022, we repurchased an aggregate of 1,397,220 of our common shares in open market transactions at an average price of $38.32 per share. In August 2022, we repurchased 1,293,661 of our common shares from Eneti Inc., a related party, at $38.65 per share.
Repurchase of Convertible Notes Due 2025
In July 2022, we repurchased $1.5 million face value of our Convertible Notes Due 2025 in the open market at an average price of $1,145.00 per $1,000.00 principal amount, or $1.7 million. The consideration paid includes the accreted principal balance, which has accrued since the issuance date and equaled approximately 107% as of the repurchase date.
Exercise of Purchase Option on Six Leased Vessels
In August 2022, we exercised the purchase options on six 2014 built MR product tankers that were previously financed under the China Huarong Lease Financing (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) and repaid the aggregate outstanding lease obligation of $95.0 million as part of these transactions.
Exercise of Purchase Options on Nine Leased Vessels
In September 2022, we have given notice to exercise the purchase options on two Handymax product tankers (STI Battersea and STI Wembley), four MR product tankers (STI Ville, STI Texas City, STI Meraux and STI Brooklyn), and three LR2 product tankers (STI Rose, STI Rambla and STI Sanctity). These vessels are currently financed under the AVIC Lease Financing, the COSCO Lease Financing and the Ocean Yield Lease Financing. The purchases, which are expected to occur in the fourth quarter of 2022 and the first quarter of 2023, are expected to result in a debt reduction of $160.8 million.

Time Charter Out Agreements
In July 2022, we entered into a time charter-out agreement on an LR2 product tanker, STI Goal, for three years at the rate of $30,380 per day. The charterer has the option to extend the term of this agreement for an additional year at $32,380 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $34,380 per day.
In August 2022, we entered into a time charter-out agreement on an LR2 product tanker, STI Lombard, for three years at the rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
In September 2022, we entered into a time charter-out agreement on an LR2 product tanker, STI Gauntlet, for three years at the rate of $32,750 per day.

Overview
We, or the commercial pools that we operate in, generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time or bareboat charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Commercial pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools are expected to enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.
For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, lease financed or bareboat chartered-in vessels and for the charterhire expense for vessels that we time or bareboat charter-in.
The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Crewing and other vessel operating costs for owned, lease financed, or bareboat chartered-in vessels(3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Varies	Pool does not pay
(1)    “Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)    “Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)    "Vessel operating costs" and "Charterhire expense" are defined below under “Important Financial and Operational Terms and Concepts.”
(4)    “Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
Please see our fleet list for a description of the employment arrangement for each of our vessels.
Our vessels are commercially managed by SCM and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a master agreement, as amended and restated from time to time (the "Master Agreement"). SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms as those contained in the Master Agreement.
SCM’s commercial management services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools in which our vessels are employed.

SSM’s technical management services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.
We have also entered into an amended administrative services agreement (the "Amended Administrative Services Agreement") with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. We reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio. Further, SSH has agreed, on behalf of itself and other members of Scorpio, that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Amended Administrative Services Agreement may be terminated by us upon two years’ notice.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts including the following:
Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by pool, spot and time charter rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools, and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses for these types of charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
Vessel operating costs. For our owned, lease financed or bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, a related party which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels.
Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessel operating costs.
Drydocking. We periodically drydock each of our owned or finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:
•charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

    TCE revenue or rates. We report TCE revenue, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.
    The following table reflects our daily TCE and operating expenses for the six months ended June 30, 2022 and 2021. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our unaudited condensed consolidated statements of income or loss. See the section below entitled "Results of Operations" for the reconciliation of these amounts.

	For the six months ended June 30,
Average Daily Results	2022	2021
Fleet
TCE per revenue day (1)	$25,444	$11,552
Vessel operating costs per day (2)	$7,173	$6,848
Average number of vessels	124.6	132.7

LR2
TCE per revenue day (1)	$25,287	$11,949
Vessel operating costs per day (2)	$7,258	$6,687
Average number of vessels	41.9	42.0

LR1
TCE per revenue day (1)	$13,690	$11,378
Vessel operating costs per day (2)	$7,286	$6,618
Average number of vessels	6.7	12.0

MR
TCE per revenue day (1)	$25,583	$11,871
Vessel operating costs per day (2)	$7,166	$6,963
Average number of vessels	62.0	63.0

Handymax
TCE per revenue day (1)	$29,119	$9,286
Vessel operating costs per day (2)	$6,890	$6,994
Average number of vessels	14.0	15.7

Drydock
Expenditures for drydock, scrubbers and BWTS(3) (in thousands of U.S. dollars)	$22,779	$27,308
(1)    Freight rates are commonly measured in the shipping industry in terms of TCE per day, which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (TCE revenue) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, lease financed, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(2)    Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, lease financed, or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, lease financed, or bareboat chartered-in vessels, not our time chartered-in vessels.
(3)    Includes payments for drydock, scrubbers and ballast water treatment systems, or BWTS.
Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Average number of vessels. Historical average number of owned or lease financed vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. When our vessels are employed on COAs, we pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools are intended to enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned, lease financed, or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market or spot market oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
•global and regional economic and political conditions;
•increases and decreases in production of and demand for crude oil and petroleum products;
•increases and decreases in OPEC oil production quotas;
•the distance crude oil and petroleum products need to be transported by sea; and
•developments in international trade and changes in seaborne and other transportation patterns.
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger during the quarters ended March 31 and December 31.
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Revised Master Agreement with SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools.  When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
    Pursuant to the Revised Master Agreement, the fixed annual technical management fee that we pay to SSM was reduced from $250,000 per vessel to $175,000, effective January 1, 2018 and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement did not and are not expected to materially differ from the annual management fee charged prior to the amendment.
We also reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above.

Results of Operations
Results of Operations for the six months ended June 30, 2022 compared to the six months ended June 30, 2021

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Vessel revenue	$579,120	$273,607	$305,513	112%
Vessel operating costs	(161,755)	(163,900)	2,145	1%
Voyage expenses	(25,508)	(2,781)	(22,727)	(817)%
Depreciation - owned or sale leaseback vessels	(85,159)	(98,006)	12,847	13%
Depreciation - right of use assets	(19,488)	(22,041)	2,553	12%
General and administrative expenses	(35,257)	(26,884)	(8,373)	(31)%
Loss on sales of vessels	(69,218)	—	(69,218)	N/A
Financial expenses	(78,710)	(69,973)	(8,737)	(12)%
Loss on convertible notes exchange	—	(5,504)	5,504	100%
Financial income	1,024	412	612	149%
Other income and (expenses), net	1,634	(106)	1,740	1,642%
Net income / (loss)	$106,683	$(115,176)	$221,859	193%
    Net income / (loss). Net income for the six months ended June 30, 2022 was $106.7 million, an increase of $221.9 million from the net loss of $115.2 million for the six months ended June 30, 2021. The differences between the two periods are discussed below.
    Vessel revenue. Vessel revenue for the six months ended June 30, 2022 was $579.1 million, an increase of $305.5 million, or 112%, from vessel revenue of $273.6 million for the six months ended June 30, 2021. Consolidated TCE revenue per day increased to $25,444 per day for the six months ended June 30, 2022 from $11,552 per day for the six months ended June 30, 2021.
Overall vessel revenue for the six months ended June 30, 2022 reflected a structural change in the supply and demand balance for product tankers. A confluence of events served as a catalyst to a substantial increase in ton-mile demand beginning in March 2022 and continuing through the date of this report. First, the continued easing of COVID-19 restrictions around the globe has resulted in increased personal mobility thus stimulating underlying demand for refined petroleum products. Second, record refining margins combined with low global refined petroleum product inventories have incentivized refiners to increase and maintain high utilization levels, resulting in substantial increases in refined petroleum product export volumes throughout the world. Third, the volatility brought on by the ongoing conflict in Ukraine has disrupted supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for refined petroleum products.
We also had an increased number of vessels operating outside of the Scorpio pools during the six months ended June 30, 2022 which led to an increase in voyage revenue and voyage expenses for this period.
Overall vessel revenue for the six months ended June 30, 2021 reflected the adverse market conditions brought on by the COVID-19 pandemic. Demand for crude and refined petroleum products remained below pre-pandemic levels given the efforts around the world at that time to control the spread of the virus, particularly in countries with low vaccine uptake. Additionally, inventories continued to be drawn during the six months ended June 30, 2021, which had an adverse impact on the demand for the seaborne transportation of refined petroleum products.
The increase during the six months ended June 30, 2022 was partially offset by a decrease in the number of operating vessels to an average of 124.6 operating vessels during the six months ended June 30, 2022 from an average of 132.7 operating vessels during the six months ended June 30, 2021. This reduction was primarily the result of the sales of 16 vessels during the six months ended June 30, 2022. Daily TCE revenue by operating segment is discussed below.
    The following table depicts the components of our revenue, our daily TCE revenue and revenue days for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Pool and spot market revenue by operating segment
MR	$289,382	$136,202	$153,180	112%
LR2	188,986	88,278	100,708	114%
Handymax	88,508	25,783	62,725	243%
LR1	11,169	23,344	(12,175)	(52)%
Total pool and spot market revenue	578,045	273,607	304,438	111%
Time charter-out revenue	1,075	—	1,075	N/A
Gross revenue	579,120	273,607	305,513	112%
Voyage expenses	(25,508)	(2,781)	(22,727)	(817)%
TCE revenue (1)	$553,612	$270,826	$282,786	104%

Daily pool and spot market TCE per revenue day by operating segment: (1)

MR pool and spot market	$25,586	$12,066	$13,520	112%
LR2 pool and spot market	25,279	11,982	13,297	111%
Handymax pool and spot market	29,119	9,461	19,658	208%
LR1 pool and spot market	13,690	11,411	2,279	20%
Consolidated daily pool and spot market TCE	25,443	11,680	13,763	118%
Time charter-out - daily TCE	26,224	—	26,224	N/A
Consolidated daily TCE	25,444	11,552	13,892	120%

Pool and spot market revenue days per operating segment
MR	11,110	11,288	(178)	(2)%
LR2	7,290	7,368	(78)	(1)%
Handymax	2,503	2,725	(222)	(8)%
LR1	816	2,046	(1,230)	(60)%
Total pool and spot market revenue days	21,719	23,427	(1,708)	(7)%
Time charter-out revenue days	40	—	40	N/A
Total revenue days	21,759	23,427	(1,668)	(7)%
(1)    We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
MR pool and spot market revenue. MR pool and spot market revenue for the six months ended June 30, 2022 was $289.4 million, an increase of $153.2 million, or 112% from $136.2 million for the six months ended June 30, 2021. The increase in MR pool and spot market revenue was driven by the aforementioned shifts in global supply and demand dynamics, which benefited all vessel classes. Record refining margins, high refinery utilization, and low inventory levels drove significant increases in product exports in regions where MRs traditionally trade, such as the U.S. Gulf. This backdrop drove increased demand for MR tankers, and daily pool and spot market TCE revenue increased significantly as a result to $25,586 per day during the six months ended June 30, 2022 from $12,066 per day during the six months ended June 30, 2021.

LR2 pool and spot market revenue. LR2 pool and spot market revenue for the six months ended June 30, 2022 was $189.0 million, an increase of $100.7 million, or 114%, from $88.3 million for the six months ended June 30, 2021. In addition to the uplift provided by the overall improved demand fundamentals in the market, LR2s also benefited from increased demand for longer-haul voyages, particularly as European countries began to shift their product imports (such as diesel) from further afield. As a result, daily pool and spot market TCE revenue increased to $25,279 per day during the six months ended June 30, 2022 from $11,982 per day during the six months ended June 30, 2021.
Handymax pool and spot market revenue. Handymax pool and spot market revenue for the six months ended June 30, 2022 was $88.5 million, an increase of $62.7 million, or 243%, from $25.8 million for the six months ended June 30, 2021. Our ice class Handymax vessels trade on shorter haul routes, and while the backdrop of improving demand fundamentals throughout the world has benefited the demand for these vessels, the supply disruptions caused by the conflict in Ukraine have also positively impacted the daily rates earned by these vessels. As a result of these factors, daily pool and spot market TCE revenue for our Handymax vessels increased to $29,119 per day during the six months ended June 30, 2022 from $9,461 per day during the during the six months ended June 30, 2021.
LR1 pool and spot market revenue. LR1 pool and spot market revenue for the six months ended June 30, 2022 was $11.2 million, a decrease of $12.2 million, or 52%, from $23.3 million for the six months ended June 30, 2021. This decrease was primarily driven by the sale of all 12 LR1 vessels during the six months ended June 30, 2022, with pool revenue days decreasing to 816 days during the six months ended June 30, 2022 from 2,046 days during the six months ended June 30, 2021.
Time charter out revenue. Time charter out revenue for the six months ended June 30, 2022 was $1.1 million and zero for the six months ended June 30, 2021. During the second quarter of 2022, two of our vessels were time chartered out for a total of 40 days. During the six months ended June 30, 2022, we entered into time charter-out agreements on eight vessels, the terms of which are summarized as follows:

Vessel	Vessel class	Term	Rate	Commencement date
STI Gratitude	LR2	Three years	$28,000/day	May 2022
STI Memphis	MR	Three years	$21,000/day	June 2022
STI Marshall	MR	Three years	$23,000/day	July 2022
STI Magnetic	MR	Three years	$23,000/day	July 2022
STI Gladiator	LR2	Three years	$28,000/day	July 2022
STI Guide	LR2	Three years	$28,000/day	July 2022
STI Guard	LR2	Five years	$28,000/day	July 2022
STI Miracle	MR	Three years	$21,000/day	August 2022
Vessel operating costs. Vessel operating costs for the six months ended June 30, 2022 were $161.8 million, a decrease of $2.1 million, or 1%, from $163.9 million for the six months ended June 30, 2021. This decrease was mainly driven by a decrease in operating days to 22,552 during the six months ended June 30, 2022 from 24,010 during the six months ended June 30, 2021. This decrease was partially offset by an increase in vessel operating costs from $7,173 per day for the six months ended June 30, 2022 from $6,848 per day during the six months ended June 30, 2021. Vessel operating expenses, by operating segment, are discussed below.

The following table is a summary of our vessel operating costs by operating segment:

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	change
Vessel operating costs
MR	$80,371	$79,187	$(1,184)	(1)%
LR2	55,077	50,834	(4,243)	(8)%
Handymax	17,460	19,814	2,354	12%
LR1	8,847	14,065	5,218	37%
Total vessel operating costs	$161,755	$163,900	$2,145	1%

Vessel operating costs per day
MR	$7,166	$6,963	$(203)	(3)%
LR2	7,258	6,687	(571)	(9)%
Handymax	6,890	6,994	104	1%
LR1	7,286	6,618	(668)	(10)%
Consolidated vessel operating costs per day	7,173	6,848	(325)	(5)%

Operating days
MR	11,215	11,403	(188)	(2)%
LR2	7,589	7,602	(13)	—%
Handymax	2,534	2,833	(299)	(11)%
LR1	1,214	2,172	(958)	(44)%
Total operating days	22,552	24,010	(1,458)	(6)%

MR vessel operating costs. Vessel operating costs for MR vessels for the six months ended June 30, 2022 were $80.4 million, an increase of $1.2 million, or 1%, from $79.2 million for the six months ended June 30, 2021. Daily vessel operating costs increased to $7,166 per day during the six months ended June 30, 2022 from $6,963 per day during the six months ended June 30, 2021. This increase was the result of general inflationary pressures, with increases in crewing related costs and repairs and maintenance costs as the most impacted during the six months ended June 30, 2022.
LR2 vessel operating costs. Vessel operating costs for LR2 vessels for the six months ended June 30, 2022 were $55.1 million, an increase of $4.2 million, or 8%, from $50.8 million for the six months ended June 30, 2021. Daily LR2 vessel operating costs increased to $7,258 per day during the six months ended June 30, 2022 from $6,687 per day during the six months ended June 30, 2021. This increase was the result of general inflationary pressures, with increases in crewing related costs and spares and stores related costs as the most impacted expenses during the six months ended June 30, 2022.
Handymax vessel operating costs. Vessel operating costs for Handymax vessels for the six months ended June 30, 2022 were $17.5 million, a decrease of $2.4 million, or 12%, from $19.8 million for the six months ended June 30, 2021. This decrease was primarily driven by the redelivery of four Handymax vessels upon the expiration of their bareboat charters at the end of the first quarter of 2021, as vessel operating days decreased to 2,534 during the six months ended June 30, 2022 from 2,833 days during the six months ended June 30, 2021. The redelivery of these four vessels during the six months ended June 30, 2021 also resulted in the incurrence of certain additional costs related to the redelivery of these vessels. These costs did not recur during the six months ended June 30, 2022, however this operating segment was also impacted by the generalized inflationary pressures affecting the other vessel classes during this period.

LR1 vessel operating costs. Vessel operating costs for LR1 vessels for the six months ended June 30, 2022 were $8.8 million, a decrease of $5.2 million, or 37%, from $14.1 million for the six months ended June 30, 2021. During the six months ended June 30, 2022, we sold all 12 LR1 vessels in the fleet, resulting in a decrease in operating days to 1,214 days during the six months ended June 30, 2022, from 2,172 days during the during the six months ended June 30, 2021. Daily LR1 vessel operating costs increased to $7,286 per day during the six months ended June 30, 2022 from $6,618 per day during six months ended June 30, 2021. Vessel operating costs per day increased during the six months ended June 30, 2022 as a result of the general inflationary pressures seen across all vessel operating segments.
    Depreciation - owned or sale leaseback vessels. Depreciation expense on owned or sale leaseback vessels for the six months ended June 30, 2022 was $85.2 million, a decrease of $12.8 million, or 13%, from $98.0 million during the six months ended June 30, 2021. This decrease was primarily driven by 17 vessels being classified as held for sale during the six months ended June 30, 2022, at which point depreciation ceased.
Depreciation - right of use assets. Depreciation - right of use assets for the six months ended June 30, 2022 was $19.5 million, a decrease of $2.6 million, or 12%, from $22.0 million during the six months ended June 30, 2021. Depreciation expense – right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 – Leases. This decrease was primarily driven by the redelivery of four Handymax vessels upon the expiration of their bareboat charter-in agreements at the end of the first quarter of 2021, in addition to one vessel being classified as held for sale during the first quarter of 2022, at which point depreciation ceased.
General and administrative expenses. General and administrative expenses for the six months ended June 30, 2022 were $35.3 million, an increase of $8.4 million, or 31% from $26.9 million during the six months ended June 30, 2021. This increase was primarily driven by an increase in compensation related expenses.
Loss on sales of vessels. During the six months ended June 30, 2022, we entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs. Seventeen of these vessels were written down to their fair value less estimated selling costs. One vessel sale, which closed in August 2022, is expected to result in a gain on sale which will be recorded during the third quarter of 2022. Sixteen of the sales closed during the six months ended June 30, 2022 and the remaining two closed in July and August 2022.
Financial expenses. Financial expenses for the six months ended June 30, 2022 were $78.7 million, an increase of $8.7 million, or 12%, from $70.0 million during the six months ended June 30, 2021.
Financial expenses for the six months ended June 30, 2022 consisted of interest expense, net of capitalized interest, of $60.3 million, non-cash accretion of our Convertible Notes due 2022 and 2025 of $7.7 million, write-offs of deferred financing fees and debt extinguishment costs of $5.8 million, amortization of deferred financing fees of $3.5 million, and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from a previous merger of $1.4 million.
Financial expenses for the six months ended June 30, 2021 consisted of interest expense, net of capitalized interest, of $57.9 million, non-cash accretion of our Convertible Notes due 2022 and 2025 of $5.4 million, write-offs of deferred financing fees and debt extinguishment costs of $1.3 million, amortization of deferred financing fees of $3.7 million and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from a previous merger of $1.7 million.

The increase in interest expense, net of capitalized interest, for the six months ended June 30, 2022, was primarily attributable to an increase in LIBOR rates as compared to the six months ended June 30, 2021, which was partially offset by a reduction in the average debt balance to $2.9 billion for the six months ended June 30, 2022 from $3.1 billion for the six months ended June 30, 2021. The reduction in the average debt balance was primarily due to (i) the vessels sales (and corresponding debt repayments) described in Note 4 of the attached Unaudited Condensed Consolidated Financial Statements, and (ii) the repayment of $69.7 million of our Convertible Notes Due 2022 upon maturity in May 2022. LIBOR rates during the six months ended June 30, 2021 were at historically low levels given the ongoing headwinds caused by COVID-19 pandemic at the time. During the six months ended June 30, 2022, LIBOR rates began to increase as central banks around the world began raising benchmark interest rates in an effort to stem the rise in inflation
The increase in non-cash accretion of our Convertible Notes due 2022 and 2025 was attributable to a full six months of accretion during 2022 on the Convertible Notes Due 2025 that were issued in June 2021.
The write-offs of deferred financing fees and debt extinguishment costs during the six months ended June 30, 2022 include (i) $3.8 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels, the repayment of debt on vessels prior to sale and the expiration of the availability period on certain facilities, (ii) $0.7 million of write-offs of the discounts related to the repayment of debt on certain vessels prior to sale, and (iii) $1.2 million of debt extinguishment costs related to the refinancing of the existing indebtedness on certain vessels and the repayment of debt of vessels prior to their sale.
The write-offs of deferred financing fees and debt extinguishment costs during the six months ended June 30, 2021 relates to the write-offs of deferred financing fees related to the refinancing of existing indebtedness.

Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market, or on time charter, in addition to cash on hand. The Scorpio Pools generally reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter.  Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to our debt service obligations, obligations under sale and leaseback arrangements and commitments under other leasing arrangements) for a period of at least twelve months from the date of this report.
Since the beginning of calendar year 2020, the outbreak of COVID-19 has spread throughout the world and has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and volatility in the global financial and commodities markets, including oil and refined petroleum products. We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2022 and into 2023.
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect, or are scheduled to take effect in December 2022 and February 2023, respectively. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, and future performance.
As of June 30, 2022, our cash balance was $359.5 million, which was $129.1 million higher than our cash balance of $230.4 million as of December 31, 2021.
We continuously evaluate potential transactions that we believe would be accretive to earnings, enhance shareholder value, or that would be in the best interests of the Company, which may include the pursuit of business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
Our long-term liquidity needs as of June 30, 2022 consisted of our debt repayment obligations for our secured credit facilities, sale and leaseback arrangements, Senior Notes Due 2025, Convertible Notes Due 2025, obligations under our bareboat charter-in arrangements (which are accounted for under IFRS 16 - Leases) and remaining obligations for the purchase of scrubbers and ballast water treatment systems.
Cash Flows
The table below summarizes our sources and uses of cash for the six months ended June 30, 2022 and 2021, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2022	2021
Cash flow data
Net cash inflow / (outflow)
Operating activities	$139,802	$25,922
Investing activities	518,648	(27,308)
Financing activities	(529,337)	96,104

Cash flows from operating activities
Six Months Ended June 30, 2022 compared to 2021
The following table sets forth the components of our operating cash flows for the six months ended June 30, 2022 and June 30, 2021, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Vessel revenue (1)	$579,120	$273,607	$305,513	112%
Vessel operating costs (1)	(161,755)	(163,900)	2,145	1%
Voyage expenses (1)	(25,508)	(2,781)	(22,727)	(817)%
General and administrative expenses - cash (1) (2)	(24,581)	(14,401)	(10,180)	(71)%
Financial expenses - cash (1) (3)	(61,539)	(57,888)	(3,651)	(6)%
Change in working capital (4)	(168,048)	(9,021)	(159,027)	1,763%
Financial income - cash	298	116	182	157%
Other	1,815	190	1,625	855%
Operating cash flow	$139,802	$25,922	$113,880	439%
(1)     See "Results of Operations" for information on these variations for the six months ended June 30, 2022 and 2021.
(2)     Cash general and administrative expenses are General and administrative expenses from our unaudited condensed consolidated statements of income or loss excluding the amortization of restricted stock of $10.7 million and $12.5 million for the six months ended June 30, 2022 and 2021, respectively.
(3)     Cash financial expenses are Financial expenses from our unaudited condensed consolidated statements of income or loss excluding the following non-cash items: (i) the write-off and amortization of deferred financing fees of $8.0 million and $5.0 million for the six months ended June 30, 2022 and 2021, respectively; (ii) accretion of our Convertible Notes due 2022 and 2025 of $7.7 million and $5.4 million for the six months ended June 30, 2022 and 2021, respectively; and (iii) accretion or amortization of the fair value measurement applied to the debt and sale and leaseback obligations assumed in a previous merger of $1.4 million and $1.7 million in each of the six months ended June 30, 2022 and 2021, respectively.
(4)    The change in working capital for the six months ended June 30, 2022 was primarily driven by increases in accounts receivable, prepaid expenses, other assets and accrued expenses offset by decreases in inventories and accounts payable. The most significant change was the increase in accounts receivable which was driven by the overall improvement in the market during the six months ended June 30, 2022. Our revenues are primarily derived from the Scorpio Pools. Accounts receivable due from the Scorpio Pools are generally driven by market conditions in the months preceding the end of the period, since all revenues, except time charters, are paid in arrears. The revenues earned by our vessels operating in the Scorpio Pools in the months preceding June 30, 2022 were significantly greater than the months preceding December 31, 2021, thus leading to the increase in accounts receivable.
The change in working capital for the six months ended June 30, 2021 was driven by decreases in accrued expenses, accounts payable, increases in prepaid expenses and other current and non-current assets offset by increases in accounts receivable and inventories. The most significant change was the decrease in accrued expenses which was due to a decrease in compensation expenses during the six months ended June 30, 2021. The other changes were primarily driven by the timing of cash receipts and payments.
Cash flows from investing activities
The following table depicts the components of our investing activities for the six months ended June 30, 2022 and 2021, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Cash outflows
Net proceeds from the sales of vessels(1)	541,187	—	541,187	N/A
Distributions from joint venture(2)	240	—	240	N/A
Cash inflow from investing activities	541,427	—	541,427	N/A

Drydock, scrubber and BWTS and other vessel related payments (owned, finance leased and bareboat-in vessels)(3)	(22,779)	(27,308)	4,529	17%
Net cash outflow from investing activities	518,648	(27,308)	545,956	1,999%
(1) During the six months ended June 30, 2022, we entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs. The sales prices of each of the three LR2s (STI Savile Row, STI Carnaby and STI Nautilus) were $43.0 million, $43.0 million and $42.7 million, respectively. The sales price of the 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision) was $413.8 million in aggregate. The sales prices of each of the three MRs (STI Fontvieille, STI Benicia, and STI Majestic) were $23.5 million, $26.5 million, and $34.9 million, respectively. The sales of 16 vessels closed during the six months ended June 30, 2022, and the remaining two sales closed in July and August 2022.
(2)    In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million.
The joint venture issued a cash distribution of $0.2 million during this period during the six months ended June 30, 2022.
(3)     Drydock, scrubbers and BWTS payments represent the cash paid for the six months ended June 30, 2022 and 2021 for the drydocking of our vessels, and payments made as part of the agreements to purchase and install scrubbers and BWTS. See the below section entitled "Capital Expenditures," for further discussion on vessels that were drydocked and had scrubber or BWTS installations during the six months ended June 30, 2022 and 2021.

Cash flows from financing activities
The following table depicts the components of our financing activities for the six months ended June 30, 2022 and 2021 along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$5,075	$25,043	$(19,968)	(80)%
Issuance of Unsecured Senior Notes Due 2025 (1)	358	30,551	(30,193)	(99)%
Proceeds from sale and leaseback transactions (1)	117,204	311,984	(194,780)	(62)%
Issuance of Convertible Notes Due 2025 (1)	—	119,419	(119,419)	(100)%
Total financing cash inflows	122,637	486,997	(364,360)	(75)%

Cash outflows
Repayments on our secured credit facilities (1)	(295,376)	(264,424)	(30,952)	(12)%
Repayments under sale and leaseback transactions (1)	(212,388)	(77,025)	(135,363)	(176)%
Repayments under IFRS 16 lease liabilities (1)	(52,568)	(28,674)	(23,894)	(83)%
Repurchase / repayment of convertible notes(1)	(82,251)	—	(82,251)	N/A
Dividend payments (2)	(11,778)	(11,646)	(132)	(1)%
Debt issuance costs (3)	(1,621)	(9,124)	7,503	82%
Decrease in restricted cash(4)	4,008	—	4,008	N/A
Total financing cash outflows	(651,974)	(390,893)	(261,081)	(67)%

Net cash outflow from financing activities	$(529,337)	$96,104	$(625,441)	(651)%
(1)    Cash drawdowns and repayments on our secured credit facilities, unsecured debt, lease financing arrangements and leases being accounted for under IFRS 16 - Leases during the six months ended June 30, 2022 and 2021 consisted of:

	For the six months ended June 30,
	2022		2021
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
KEXIM Credit Facility	—	—	—	(15,932)
ING Credit Facility	—	—	2,128	(161,090)
2018 NIBC Credit Facility	—	—	—	(31,066)
Credit Agricole Credit Facility	—	(73,591)	—	(4,283)
ABN AMRO / K-Sure Credit Facility	—	—	—	(1,926)
Citibank / K-Sure Credit Facility	—	(78,401)	—	(4,208)
ABN AMRO / SEB Credit Facility	—	—	—	(21,692)
Hamburg Commercial Credit Facility	—	(1,646)	—	(1,645)
Prudential Credit Facility	—	(2,773)	—	(2,773)
2019 DNB / GIEK Credit Facility	—	(3,556)	—	(3,556)
BNPP Sinosure Credit Facility	5,075	(5,359)	1,915	(5,167)
2020 $225 Million Credit Facility	—	(85,330)	—	(10,501)
2021 $21.0 Million Credit Facility	—	(1,170)	21,000	(585)
2021 $43.6 Million Credit Facility	—	(43,550)	—	—
Total Secured Credit Facilities	$5,075	$(295,376)	$25,043	$(264,424)

Unsecured Senior Notes Due 2025	358	—	30,551	—
Convertible Notes Due 2022	—	(69,695)	—	—
Convertible Notes Due 2025	—	(12,556)	119,419	—
Total Unsecured Senior Notes	$358	$(82,251)	$149,970	$—
Ocean Yield Lease Financing	—	(5,659)	—	(5,515)
BCFL Lease Financing (LR2s)	—	(5,538)	3,814	(5,228)
CSSC Lease Financing	—	(7,281)	—	(5,464)
CSSC Scrubber Lease Financing	—	—	—	(1,960)
BCFL Lease Financing (MRs)	—	(7,705)	5,779	(7,100)
2018 CMBFL Lease Financing	—	(6,504)	—	(6,504)
$116.0 Million Lease Financing	—	(95,789)	1,926	(4,840)
AVIC Lease Financing	—	(22,938)	—	(6,663)
China Huarong Lease Financing	—	(8,416)	10,000	(8,417)
$157.5 Million Lease Financing	—	(20,835)	—	(7,071)
COSCO Lease Financing	—	(3,850)	—	(3,850)
2020 CMBFL Lease Financing	—	(1,621)	—	(1,621)
2020 TSFL Lease Financing	—	(1,661)	—	(1,661)
2020 SPDBFL Lease Financing	—	(3,248)	—	(6,125)
2021 AVIC Lease Financing	—	(3,626)	96,352	(1,808)
2021 CMBFL Lease Financing	—	(3,260)	79,050	(1,225)
2021 TSFL Lease Financing	—	(2,190)	57,663	(1,096)
2021 CSSC Lease Financing	—	(2,631)	57,400	(877)
2021 $146.3 Million Lease Financing	—	(5,962)	—	—
2021 Ocean Yield Lease Financing	—	(2,901)	—	—
2022 AVIC Lease Financing	117,204	—	—	—
Prepaid interest expense	—	(773)	—	—
Total Finance Leases	$117,204	$(212,388)	$311,984	$(77,025)
IFRS 16 - Leases - 7 Handymax	—	—	—	(1,879)
IFRS 16 - Leases - Three MRs	—	(3,991)	—	(3,765)
$670.0 Million Lease Financing	—	(48,418)	—	(23,030)
Prepaid interest expense	—	(159)	—	—
Total Lease Liability - IFRS 16	$—	$(52,568)	$—	$(28,674)
(2)    Dividend payments to shareholders were $11.8 million and $11.6 million (based on the number of shares outstanding on each of the record dates) for the six months ended June 30, 2022 and 2021, respectively. These dividends represent total dividends of $0.20 per share during the six months ended June 30, 2022 and 2021 (which were paid $0.10 per share per quarter during each period).
(3)     Relates to debt issuance costs incurred for our secured credit facilities, unsecured senior notes and lease financing arrangements.
(4)     Relates to release of restricted cash due to the repayment of Citi / K-Sure Credit Facility in connection with the sales of STI Executive, STI Excellence, STI Express and STI Experience.

Long-Term Debt Obligations and Credit Arrangements
The following is a discussion of the key terms and conditions of our secured facilities, lease financing arrangements, unsecured senior notes and convertible senior notes. Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interest of each vessel owning subsidiary under the specific facility.
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company's business.
We were in compliance with all covenants relating to our borrowings as of June 30, 2022 and December 31, 2021.
The following table summarizes our outstanding indebtedness as of June 30, 2022 and September 30, 2022. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any: (i) unamortized deferred financing fees; (ii) discounts / premiums attributable to the debt, either assumed in a business combination that was recorded as part of the purchase price allocation or as part of the market issuance of a security; and (iii) deposits held by the lessor. The balance for the Convertible Notes Due 2025 represents the face value of this instrument plus interest that has accreted since the date of issuance pursuant to its accretion feature.

In thousands of U.S. Dollars	Amount outstanding at June 30, 2022	Amount outstanding at September 30, 2022
Hamburg Commercial Credit Facility	35,378	34,555
Prudential Credit Facility	42,059	40,672
2019 DNB / GIEK Credit Facility	41,894	40,116
BNPP Sinosure Credit Facility	86,030	86,030
2020 $225.0 Million Credit Facility (1)	60,306	39,048
2021 $21.0 Million Credit Facility	18,075	17,490
Ocean Yield Lease Financing	121,604	118,688
BCFL Lease Financing (LR2s)	73,783	71,030
CSSC Lease Financing	128,562	124,921
BCFL Lease Financing (MRs)	61,183	57,195
2018 CMBFL Lease Financing	105,482	102,230
AVIC Lease Financing	83,467	80,618
China Huarong Lease Financing (2)	95,000	—
$157.5 Million Lease Financing	88,822	85,772
COSCO Lease Financing	57,200	55,275
2020 CMBFL Lease Financing	39,711	38,901
2020 TSFL Lease Financing	42,267	41,437
2020 SPDBFL Lease Financing	86,758	85,134
2021 AVIC Lease Financing	88,260	86,447
2021 CMBFL Lease Financing	71,305	69,675
2021 TSFL Lease Financing	52,187	51,092
2021 CSSC Lease Financing	51,262	49,947
2021 $146.3 Million Lease Financing	140,288	136,993
2021 Ocean Yield Lease Financing	66,882	65,407
2022 AVIC Lease Financing	118,388	116,096
IFRS 16 - Leases - Three MRs	25,277	23,210
$670.0 Million Lease Financing	498,312	487,057
Senior Notes Due 2025	70,571	70,571
Convertible Notes Due 2025 (3)	202,111	203,208
Total	$2,652,424	$2,478,815
(1) In August 2022, we closed on the sale of the LR2 tanker, STI Nautilus, and we repaid $20.0 million on the 2020 $225.0 Million Credit Facility in advance of the closing of the sale.
(2) In August 2022, we exercised the purchase options on six 2014 built MR product tankers that were financed under the China Huarong Lease Financing (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) and repaid the aggregate outstanding lease obligation of $95.0 million as part of these transactions.
(3) In July 2022, we repurchased $1.5 million in aggregate principal amount of our Convertible Notes Due 2025 in the open market. The consideration paid included the accreted principal balance, which has accrued since the issuance date and equaled approximately 107% of par at the July repurchase date. The remaining Convertible Notes Due 2025 have accreted an additional $2.7 million pursuant to its accretion feature since June 30, 2022.

Capital Expenditures
Drydock
    The following table summarizes our drydock activity during the six months ended June 30, 2022

Drydock	Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2021			$1,973
Costs incurred in 2022 (1)			8,710
Less: drydock completed in 2022 (2)	6	181	8,634
Drydock in-progress at June 30, 2022			$2,049
(1) Cost includes additional amounts for vessels completed in prior periods and adjustments to amounts accrued in prior periods.
(2) Includes 34 offhire days from 2021. Offhire days also include offhire days for installations of BWTS and / or scrubbers. Cost includes additional amounts and adjustments to amounts accrued for vessels completed in prior periods.
As our fleet ages, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. With the exception of the recent ratification of the ballast water treatment convention and the IMO's sulfur emissions regulations which were effective starting from January 1, 2020 as described in "Item 3. Key Information - D. Risk Factors," and "Item 4. Information on the Company - B. Business Overview", respectively, in our Annual Report for the year ended December 31, 2021 on Form 20-F filed with the SEC on March 23, 2022, we are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.
Ballast Water Treatment Systems and Scrubbers
The following table summarizes our ballast water treatment system ("BWTS") activity during the six months ended June 30, 2022:

Ballast Water Treatment System	Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost
BWTS in-progress at December 31, 2021			$458
Costs incurred in 2022 (1)			2,388
Less: BWTS completed in 2022 (2)	—	—	4
BWTS in-progress at June 30, 2022			$2,842
(1) Cost includes advance payments for upcoming installations, and additional amounts for vessels completed in prior periods and adjustments to amounts accrued in prior periods. Interest capitalized during the six months ended June 30, 2022 was nominal.
(2) Cost includes additional amounts and adjustments to amounts accrued for vessels completed in prior periods.
    The following table summarizes our scrubber activity during the six months ended June 30, 2022:

Scrubbers	Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Scrubber in-progress at December 31, 2021			$4,796
Costs incurred in 2022 (1)			14,057
Less: scrubber completed in 2022 - notional component (2)			150
Less: scrubber completed in 2022 (3)	6	400	17,902
Scrubber in-progress at June 30, 2022			$801
(1) Cost includes additional amounts for vessels completed in prior periods and adjustments to amounts accrued in prior periods. Interest was capitalized during the six months ended June 30, 2022 in the amount of $0.1 million.
(2) For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that the Company will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.

(3) Includes offhire days from 2021. Offhire days include offhire days for installations of BWTS and / or scrubbers. Cost includes additional amounts and adjustments to amounts accrued for vessels completed in prior periods.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2022 (1):

In thousands of U.S. dollars	As of June 30, 2022
Less than 1 month	$—
1-3 months	3,187
3 months to 1 year	8,712
1-5 years	3,154
5+ years	—
Total	$15,053
(1)    These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.

Material Cash Requirements
The following table sets forth our material cash requirements at June 30, 2022:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal obligations under secured credit facilities (1)	$70,042	$132,872	$80,827	$—
Principal obligations under sale and leaseback liabilities (1)	257,398	330,483	515,701	468,830
Principal obligations under IFRS 16 - lease liabilities (1)	53,291	101,813	73,997	294,488
Estimated interest payments on secured credit facilities (2)	13,061	18,941	2,513	—
Estimated interest payments on sale and leaseback liabilities (2)	93,774	152,430	93,566	50,591
Estimated interest payments on IFRS 16 - lease liabilities (2)	29,693	55,816	39,984	6,320
Technical management fees (3)	14,056	—	—	—
Commercial management fees (4)	20,395	—	—	—
Ballast Water Treatment System purchase commitments (5)	324	—	—	—
Exhaust Gas Cleaning System purchase commitments (6)	11,576	3,153	—	—
Convertible notes (7)	—	202,111	—	—
Convertible notes - estimated interest payments (8)	5,675	46,226	—	—
Senior unsecured notes (9)	—	70,571	—	—
Senior unsecured notes - estimated interest payments (10)	4,940	9,880	—	—
Total	$574,225	$1,124,296	$806,588	$820,229

(1)Represents principal payments due on our secured credit facilities, sale and leaseback arrangements and IFRS 16 - lease liabilities, as described above in the Long-Term Debt Obligations and Credit Arrangements section of this report. These payments are based on our outstanding borrowings as of June 30, 2022.
(2)Represents estimated interest payments on our secured credit facilities and sale and leaseback arrangements. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of June 30, 2022.
The forward curve was calculated as follows as of June 30, 2022:

Year 1	3.25%
Year 2	3.10%
Year 3	2.76%
Year 4	2.89%	(A)
Year 5	2.90%
Year 6	2.97%	(A)
Year 7	2.97%
Year 8	3.06%	(A)
Year 9	3.11%	(A)
Year 10	3.14%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

Interest was estimated using the rates mentioned above multiplied by the amounts outstanding under our various credit facilities using the balance as of June 30, 2022 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. As of June 30, 2022, the weighted-average margin on our variable rate financing was (i) 2.47% on our secured credit facilities, (ii) 3.51% on our sale and leaseback liabilities, and (iii) 3.50% on our IFRS 16 - lease liabilities. Additionally, the following sale and leaseback liabilities and IFRS 16 - lease liabilities do not have a variable interest component: BCFL Lease Financing (MRs); the scrubber portion of BCFL Lease Financing (LR2s); and IFRS 16 - Leases - 3 MR. Accordingly, the interest portion of these arrangements was calculated using the implied interest rate in these agreements.
(3)Our technical manager, SSM, charges fees for its services pursuant to a Master Agreement. Under the terms of the Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.
(4)Our commercial manager, SCM, charges $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels and $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Pools. When the vessels are not in the Scorpio Pools, we pay SCM $250 per vessel per day for LR1 and LR2 vessels and $300 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.
(5)Represents obligations as of June 30, 2022 under our agreements to purchase ballast water treatment systems. These amounts exclude installation costs and are subject to change as installation times are finalized.
(6)Represents obligations as of June 30, 2022 under our agreements to purchase scrubbers. These amounts reflect only those commitments as of June 30, 2022 and exclude installation costs and potential payments under any purchase options that may be exercised in the future. The timing of these payments is subject to change as installation times are finalized.
(7)Represents the principal due at maturity of our Convertible Notes Due 2025, which includes the accreted principal amount incurred (pursuant to the accretion feature set forth in the indenture), as of June 30, 2022. The Convertible Notes Due 2025 mature in May 2025.
(8)Represents estimated coupon interest payments on our Convertible Notes Due 2025. The Convertible Notes Due 2025 bear interest at coupon rates of 3.00% per annum. The Convertible Notes Due 2025 are also expected to pay the remaining Accreted Principal Amount upon maturity at 125.3% of par, or, approximately, 5.5202% per annum. The Accreted Principal Amount that has accrued through June 30, 2022 is reflected as a principal payment in the above table, whereas the amount that remains to be accrued is reflected as future interest.
(9)Represents the principal due at maturity on our Senior Notes Due 2025 as of June 30, 2022. The Senior Notes Due 2025 mature in June 2025.
(10)Represents estimated coupon interest payments on our Senior Notes Due 2025 as of June 30, 2022. These notes bear interest at a coupon rate of 7.00%.
OFF-BALANCE-SHEET ARRANGEMENTS
As of June 30, 2022, we are committed to purchase scrubbers and BWTS through various suppliers.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings and leases. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. Recent monetary policies have resulted in interest rate increases during the first half of 2022 and are likely to increase further in an effort to control increasing inflationary pressure in many global economies.

Based on the floating rate debt at June 30, 2022, a one-percentage point increase in the floating interest rate would increase interest expense by $22.9 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt and IFRS 16 - Leases:

	As of June 30, 2022
	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal payments floating rate debt (unhedged)	$354,296	$502,370	$670,525	$763,318
Principal payments fixed rate debt	26,435	335,480	—	—
Total principal payments on outstanding debt	$380,731	$837,850	$670,525	$763,318
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently have ten vessels employed on time charter contracts with initial terms of three years or greater. Additionally, we have the ability to remove our vessels from the Scorpio Pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $21.7 million and $23.4 million for the six months ended June 30, 2022 and 2021, respectively.
Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.
Bunker Price Risk
Our operating results are affected by movement in the price of fuel oil consumed by our vessels – known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability. We do not hedge our exposure to bunker price risk.
Inflation
High inflation in the United States and in many of the global economies where our vessels operate has impacted vessel operating costs, which include crew, travel, equipment, spares and drydocking costs, and voyage expenses, which includes the cost of fuel (i.e. bunkers). For the vessels that are time chartered-out, fuel is paid by the charterer. There is a risk that inflation will have a negative effect on our future operating costs should these trends persist.
Update on Critical Accounting Estimates and Policies
Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. For a description of all of our material accounting policies, see Note 1, under the section entitled “Critical accounting judgments and key sources of estimation uncertainty,” to our consolidated financial statements as of and for the year ended December 31, 2021 included in our Annual Report on Form 20-F, which was filed with the SEC on March 23, 2022. Also see Note 1, under the section entitled “Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations” to the accompanying unaudited condensed consolidated financial statements for any changes or updates to our critical accounting policies for the current period.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
June 30, 2022 and December 31, 2021

		As of
In thousands of U.S. dollars	Notes	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$359,528	$230,415
Accounts receivable	2	206,456	38,069
Prepaid expenses and other current assets	3	12,538	7,954
Inventories		13,295	8,781
Restricted cash	8	—	4,008
Assets held for sale	4	64,923	—
Total current assets		656,740	289,227
Non-current assets
Vessels and drydock	4	3,144,735	3,842,071
Right of use assets for vessels	6	709,165	764,025
Other assets	7	89,788	108,963
Goodwill		8,432	8,900
Restricted cash	8	783	783
Total non-current assets		3,952,903	4,724,742
Total assets		$4,609,643	$5,013,969
Current liabilities
Current portion of long-term bank debt and bonds	11	69,272	235,278
Sale and leaseback liability	11	250,793	178,062
IFRS 16 - lease liability	6	52,511	54,515
Accounts payable	9	12,866	35,080
Accrued expenses	10	43,446	24,906
Total current liabilities		428,888	527,841
Non-current liabilities
Long-term bank debt and bonds	11	474,056	666,409
Sale and leaseback liability	11	1,295,639	1,461,929
IFRS 16 - lease liability	6	470,298	520,862
Total non-current liabilities		2,239,993	2,649,200
Total liabilities		2,668,881	3,177,041
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 59,415,013 and 58,369,516 issued and outstanding shares as of June 30, 2022 and December 31, 2021, respectively.	12	669	659
Additional paid-in capital	12	2,852,939	2,855,798
Treasury shares	12	(480,172)	(480,172)
Accumulated deficit	12	(432,674)	(539,357)
Total shareholders’ equity		1,940,762	1,836,928
Total liabilities and shareholders’ equity		$4,609,643	$5,013,969
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income or Loss
For the six months ended June 30, 2022 and 2021

		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	Notes	2022	2021
Revenue
Vessel revenue	15	$579,120	$273,607
Operating expenses
Vessel operating costs	16	(161,755)	(163,900)
Voyage expenses		(25,508)	(2,781)
Depreciation - owned or sale and leaseback vessels	4	(85,159)	(98,006)
Depreciation - right of use assets for vessels	6	(19,488)	(22,041)
General and administrative expenses	20	(35,257)	(26,884)
Loss on sales of vessels and write-down of vessel held for sale	4	(69,218)	—
Total operating expenses		(396,385)	(313,612)
Operating income / (loss)		182,735	(40,005)
Other (expense) and income, net
Financial expenses	17	(78,710)	(69,973)
Loss on Convertible Notes exchange	11	—	(5,504)
Financial income		1,024	412
Other income / (expenses), net		1,634	(106)
Total other expense, net		(76,052)	(75,171)
Net income / (loss)		$106,683	$(115,176)
Attributable to:
Equity holders of the parent		$106,683	$(115,176)
Earnings / (Loss) per share
Basic	18	$1.92	$(2.12)
Diluted	18	$1.84	$(2.12)
Basic weighted average shares outstanding	18	55,502,389	54,388,504
Diluted weighted average shares outstanding	18	64,611,651	54,388,504

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended June 30, 2022 and 2021

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2021	58,093,147	$656	$2,850,206	$(480,172)	$(304,922)	$2,065,768
Net loss for the period	—	—	—	—	(115,176)	(115,176)
Issuance of restricted stock, net of forfeitures	276,369	3	(3)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	12,483	—	—	12,483
Dividends paid, $0.20 per share (1)	—	—	(11,646)	—	—	(11,646)
Equity component of issuance of Convertible Notes Due 2025 (See Note 11)	—	—	7,502	—	—	7,502
Write off of equity portion of Convertible Notes Due 2022 (See Note 11)	—	—	(1,518)	—	—	(1,518)
Balance as of June 30, 2021	58,369,516	$659	$2,857,024	$(480,172)	$(420,098)	$1,957,413

Balance as of January 1, 2022	58,369,516	$659	$2,855,798	$(480,172)	$(539,357)	$1,836,928
Net income for the period	—	—	—	—	106,683	106,683
Issuance of restricted stock, net of forfeitures	1,045,497	10	(11)	—	—	(1)
Amortization of restricted stock, net of forfeitures	—	—	10,676	—	—	10,676
Dividends paid, $0.20 per share (1)	—	—	(11,778)	—	—	(11,778)
Write off of equity portion of Convertible Notes Due 2025 (see Note 11)	—	—	(1,746)	—	—	(1,746)
Balance as of June 30, 2022	59,415,013	$669	$2,852,939	$(480,172)	$(432,674)	$1,940,762
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Cash Flow Statements
For the six months ended June 30, 2022 and 2021

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2022	2021
Operating activities
Net income / (loss)		$106,683	$(115,176)
Depreciation - owned or sale and leaseback vessels	4	85,159	98,006
Depreciation - right of use assets for vessels	6	19,488	22,041
Amortization of restricted stock	12	10,676	12,483
Amortization of deferred financing fees	11	3,484	3,689
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	11	4,543	1,326
Loss on sales of vessels and write-down of vessels held for sale	4	69,218	—
Accretion of Convertible Notes	11	7,748	5,384
Accretion of fair value measurement on debt assumed from historical acquisitions	11	1,396	1,686
(Gain) / loss on Convertible Notes exchange	11	(412)	5,504
Share of income from dual fuel tanker joint venture		(133)	—
		307,850	34,943
Changes in assets and liabilities:
Decrease in inventories		5,873	866
(Increase) / decrease in accounts receivable		(166,834)	1,287
Increase in prepaid expenses and other current assets		(4,583)	(1,933)
Increase in other assets		(185)	(297)
Decrease in accounts payable		(20,740)	(297)
Increase / (decrease) in accrued expenses		18,421	(8,647)
		(168,048)	(9,021)
Net cash inflow from operating activities		139,802	25,922
Investing activities
Net proceeds from sales of vessels		541,187	—
Distributions from dual fuel tanker joint venture		240	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, lease financed and bareboat-in vessels)		(22,779)	(27,308)
Net cash inflow / (outflow) from investing activities		518,648	(27,308)
Financing activities
Principal repayments on debt and sale and leaseback obligations		(507,764)	(341,449)
Issuance of debt		122,637	367,578
Debt issuance costs		(1,621)	(9,124)
Principal repayments on IFRS 16 lease liabilities		(52,568)	(28,674)
Decrease in restricted cash		4,008	—
Repurchase / repayment of Convertible Notes		(82,251)	—
Issuance of convertible notes		—	119,419
Dividends paid		(11,778)	(11,646)
Net cash (outflow) / inflow from financing activities		(529,337)	96,104
Increase in cash and cash equivalents		129,113	94,718
Cash and cash equivalents at January 1,		230,415	187,511
Cash and cash equivalents at June 30,		$359,528	$282,229
Supplemental information:
Interest paid (which includes $0.1 million of interest capitalized during the six months ended June 30, 2022. No interest expenses were capitalized during the six months ended June 30, 2021.)		$60,276	$57,143

In March 2021 and June 2021, we completed the exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes Due 2022 for approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of new 3.00% Convertible Notes Due 2025 pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes Due 2022, which we refer to as the 2021 Convertible Notes Exchanges. These transactions represent the significant non-cash transactions that occurred during the six months ended June 30, 2022 and 2021.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1.General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of June 30, 2022 consisted of 115 owned, sale and leaseback, or bareboat chartered-in product tankers (14 Handymax, 61 MR and 40 LR2). Two of these vessels (one MR and one LR2) were held for sale as of this date and were subsequently sold during July and August of 2022, respectively.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for our vessels in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
The unaudited condensed consolidated financial statements for the six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard, or IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board, or IASB, using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2021. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards or IFRS.
Going concern
The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the "Liquidity risk" section of Note 19. Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including, but not limited to, debt service and lease financing obligations) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations
No significant standards and interpretations were adopted during the six months ended June 30, 2022 and 2021.

2.     Accounts receivable
The following is a table summarizing our accounts receivable as of June 30, 2022 and December 31, 2021:

	As of
In thousands of U.S. dollars	June 30, 2022	December 31, 2021
Scorpio MR Pool Limited	$98,508	$16,414
Scorpio LR2 Pool Limited	86,632	14,344
Scorpio LR1 Pool Limited	3,104	3,079
Scorpio Handymax Tanker Pool Limited	5,661	2,379
Receivables from related parties	193,905	36,216

Freight and time charter receivables	12,379	820
Insurance receivables	119	905
Other receivables	53	128
	$206,456	$38,069
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, and Scorpio LR1 Pool Limited, or the Scorpio Pools, are related parties, as described in Note 13. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions, which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of June 30, 2022 include $1.3 million of working capital contributions that are due from the Scorpio Pools related to vessels which were recently sold, or were held for sale as of that date.
The overall increase in receivables due from the Scorpio Pools is due to the improvement in market conditions during the six months ended June 30, 2022. Accounts receivable due from the Scorpio Pools are generally driven by market conditions in the months preceding the end of the period since all revenues except time charters are paid in arrears. The revenues earned by our vessels operating in the Scorpio Pools in the months preceding June 30, 2022 were significantly greater than the months preceding December 31, 2021. Several factors contributed to these improvements, which are described in Note 15.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market. Freight receivables increased as of June 30, 2022 as a result of the same factors driving the increase in receivables from the Scorpio Pools, in addition to an increased number of vessels operating in the spot market during the six months ended June 30, 2022.
We consider that the carrying amount of accounts receivable approximates their fair value due to the relative short maturity thereof. Accounts receivable are non-interest bearing. Our accounts receivable mostly consist of accounts receivable from the Scorpio Pools. We have never experienced a historical credit loss of amounts due from the Scorpio Pools and all amounts are considered current. Accordingly, there is no reserve for expected credit losses.
3.     Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of June 30, 2022 and December 31, 2021:

	As of
In thousands of U.S. dollars	June 30, 2022	December 31, 2021
SSM - prepaid vessel operating expense	$5,741	$3,426
Third party - prepaid vessel operating expenses	3,206	2,610
Prepaid insurance	1,735	880
Other prepaid expenses	1,856	1,038
	$12,538	$7,954

4.     Assets held for sale and Vessels and drydock
Assets held for sale
During the six months ended June 30, 2022, we entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs. The sales prices of each of the three LR2s (STI Savile Row, STI Carnaby and STI Nautilus) were $43.0 million, $43.0 million and $42.7 million, respectively. The sales price of the 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision) was $413.8 million in aggregate. The sales prices of each of the three MRs (STI Fontvieille, STI Benicia, and STI Majestic) were $23.5 million, $26.5 million, and $34.9 million, respectively.
Of these vessels held for sale, the net book value of the 17 vessels were previously recorded within Vessels and drydock and the net book value for one vessel (STI Majestic) was previously recorded within Right of use assets for vessels (Note 6).
Seven of these sales closed within the first quarter of 2022 (six LR1s and one MR) and nine of these sales closed within the second quarter of 2022 (two LR2s, six LR1s, and one MR) for an aggregate sales price of $558.2 million. As a result of these transactions, we recorded an aggregate loss of $63.8 million (inclusive of a $0.5 million write-off of goodwill on the LR2 vessels). Additionally, we repaid aggregate outstanding debt and sale and leaseback obligations of $313.1 million and incurred debt extinguishment costs (write-offs of deferred financing fees and discounts plus fees) of $2.9 million related to these vessel sales.
As of June 30, 2022, two vessels were classified as held for sale. One MR vessel (STI Benicia) was measured at its fair value less estimated costs to sell on the date held for sale, and we recorded a loss of $5.4 million during the six months ended June 30, 2022 relating to this sale, which closed in July 2022. Additionally, we repaid the aggregate outstanding lease obligation of $14.2 million relating to this vessel in June 2022, in advance of the closing of the sale.
One LR2 vessel (STI Nautilus) was measured at its carrying amount on the date that it was held for sale as its sale is expected to result in a gain of approximately $2.5 million, which we expect to record upon the closing of the sale that occurred in August 2022. We repaid aggregate outstanding debt of $20.0 million related to this sale in July 2022.
We also incurred debt extinguishment costs (write-offs of deferred financing fees and discounts plus fees) of $0.5 million during the six months ended June 30, 2022 relating to these repayments.

Operating vessels and drydock
The following is a rollforward of the activity within Vessels and drydock from January 1, 2022 through June 30, 2022.

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2022	$4,782,886	$135,471	$4,918,357
Additions (1)	16,713	8,860	25,573
Disposal of vessels (2)	(758,250)	(22,641)	(780,891)
Fully depreciated assets (3)	—	(3,222)	(3,222)
As of June 30, 2022	4,041,349	118,468	4,159,817

Accumulated depreciation
As of January 1, 2022	(1,020,407)	(55,879)	(1,076,286)
Charge for the period	(73,515)	(11,644)	(85,159)
Disposal of vessels (2)	136,581	6,560	143,141
Fully depreciated assets (3)	—	3,222	3,222
As of June 30, 2022	(957,341)	(57,741)	(1,015,082)
Net book value
As of June 30, 2022	$3,084,008	$60,727	$3,144,735

Net book value
As of December 31, 2021	$3,762,479	$79,592	$3,842,071
(1)Additions during the six months ended June 30, 2022 primarily relate to the various costs relating to drydocks, ballast water treatment systems, and scrubber installations.
(2)Represents the net book value of 17 vessels, consisting of three LR2s (STI Savile Row, STI Carnaby and STI Nautilus), 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision), and two MRs (STI Fontvieille and STI Benicia) which were contracted to be sold during the six months ended June 30, 2022. These transactions are described above.
(3)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.
The following is a summary of the cost types that were capitalized during the six months ended June 30, 2022:

In thousands of U.S. dollars	Drydock (1)	Notional component of scrubber	Total drydock additions	Scrubber (1)	BWTS (1)	Other equipment	Capitalized interest	Total vessel additions
	$8,710	$150	$8,860	$14,003	$2,349	$268	$93	$16,713
(1)Additions during the six months ended June 30, 2022 includes new costs and adjustments to costs accrued in prior periods relating to drydocks, ballast water treatment system, and scrubber installations.

Exhaust Gas Cleaning Systems or Scrubbers, and Ballast Water Treatment Systems
We previously commenced a program to retrofit the majority of our vessels with exhaust gas cleaning systems, or scrubbers and ballast water treatment systems, or BWTS. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the scrubber cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation.
As of June 30, 2022, we have retrofitted a total of 85 of our vessels with scrubbers and 50 vessels with BWTS (which includes vessels that have been sold). The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2022 (1):

In thousands of U.S. dollars	As of June 30, 2022
Less than 1 month	$—
1-3 months	3,187
3 months to 1 year	8,712
1-5 years	3,154
5+ years	—
Total	$15,053
(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.

5.     Carrying values of vessels
At each balance sheet date, we review the carrying amounts of vessels and drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell (determined by taking into consideration two valuations from independent ship brokers) and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions, including forecast time charter rates and values for second-hand product tankers, discounted projected vessel operating cash flows and our overall business plans.
As of June 30, 2022, we reviewed the carrying amount of our vessels and right of use assets to determine whether there was an indication that these assets had suffered an impairment loss. As part of our review, we considered external factors such as the record strength in the product tanker market during the six months ended June 30, 2022, which has resulted in significant period over period increases in second-hand vessel values, long term time charter rates, and current spot market rates.
•For 96 of the vessels in our operating fleet, we did not note any impairment indicators as the fair value less costs to sell exceeded each vessel's carrying value.
•For 14 vessels in our operating fleet, the fair values less costs to sell were less than their carrying amount. We performed value in use calculations for these vessels, estimating each vessel's future cash flows. For each of these 14 vessels, there were no instances where the present value of the operating cash flows was less than the carrying amount and therefore no impairment charge was recorded as of June 30, 2022.
•We did not obtain valuations from independent ship brokers for three of our ROU vessels as they are not required under the respective leases. We performed value in use calculations for these vessels and there were no instances where the present value of the operating cash flows was less than the carrying amount and therefore no impairment charge was recorded as of June 30, 2022.
•Two vessels in our operating fleet were classified as held for sale as described in Note 4.
The value in use calculations mentioned above were primarily based on (i) our best estimate of forecasted vessel revenue through the use of a combination of the latest forecast, published time charter rates for the next three years and a 2.44% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life, and then matched to the absolute growth in expenses in each period thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.44% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 8.23% (7.19% at December 31, 2021). The pre-tax discount rate is determined by the evaluation of internal and external inputs such as our cost of debt, capital structure, the risk-free rate, market risk premium and industry volatility in relation to the overall market.
6.     Right of use assets and related lease liabilities
During the six months ended June 30, 2022, we had bareboat charter-in commitments on three vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements. All of these agreements are being accounted for under IFRS 16 - Leases which amended the previous accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less.
The following is the activity of the right of use assets from January 1, 2022 through June 30, 2022:

In thousands of U.S. dollars		Vessels	Drydock	Total
Cost
	As of January 1, 2022	$836,246	$23,562	$859,808
	Disposal of vessels (1)	(38,163)	(985)	(39,148)
	As of June 30, 2022	798,083	22,577	820,660

Accumulated depreciation and impairment
	As of January 1, 2022	(84,221)	(11,562)	(95,783)
	Charge for the period	(17,055)	(2,433)	(19,488)
	Disposal of vessels (1)	3,247	529	3,776
	As of June 30, 2022	(98,029)	(13,466)	(111,495)
Net book value
	As of June 30, 2022	$700,054	$9,111	$709,165
Net book value
	As of December 31, 2021	$752,025	$12,000	$764,025
(1)     Represents the net book value of one MR (STI Majestic) which was contracted to be sold during the six months ended June 30, 2022. This transaction is described in Note 4.
Vessels recorded as right of use assets derive income from subleases through time charter-out and pool arrangements. For the six months ended June 30, 2022 and 2021, sublease income of $98.9 million and $46.3 million, respectively, is included in Vessel revenue.
The following table summarizes the payments made for the six months ended June 30, 2022 and June 30, 2021 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the six months ended June 30,
In thousands of U.S. dollars	2022	2021
Interest expense recognized in the unaudited condensed consolidated statements of income or loss	$12,328	$12,096
Principal repayments recognized in unaudited condensed consolidated cash flow statements	52,568	28,674
Net (increase) / decrease in accrued interest expense	(70)	39
Net decrease in prepaid interest expense	—	(45)
Total payments on lease liabilities under IFRS 16	$64,826	$40,764
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that were accounted as lease liabilities under IFRS 16 - Leases as of June 30, 2022 were $655.4 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	June 30, 2022
Less than 1 year	$82,984
1 - 5 years	271,610
5+ years	300,808
Total	$655,402
Discounting effect	(131,813)
Prepaid interest expense	(780)
Lease liability	$522,809
We did not recognize any expenses under time and bareboat charter agreements that were accounted for as operating leases during the six months ended June 30, 2022 and 2021.
7.    Other assets

	As of
In thousands of U.S. dollars	June 30, 2022	December 31, 2021
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$32,300	$35,700
Scorpio MR Tanker Pool Ltd. pool working capital contributions(1)	23,600	25,200
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,661	5,661
Scorpio LR1 Pool Ltd. pool working capital contributions (1)	—	6,600
Working capital contributions to Scorpio Pools	61,561	73,161

Seller's credit on sale leaseback vessels (2)	11,107	10,793
Deposits for scrubbers (3)	9,737	15,840
Investment in dual fuel tanker joint venture(4)	5,629	5,736
Investment in BWTS supplier (5)	1,751	1,751
Capitalized loan fees	3	1,635
Other	—	47
Other assets	$89,788	$108,963
 (1)    Upon entrance into the Scorpio LR2, LR1, MR, and Handymax Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract. For vessels designated as held for sale, we classify the amounts as current (within accounts receivable).
(2)    The seller's credit on sale leaseback vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto which occurred in April 2017. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.3 million as interest income as part of these agreements during each of the six months ended June 30, 2022 and 2021.
(3)    From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our vessels with scrubbers for total consideration of $146.6 million (which excludes installation costs). In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 of our vessels. In February 2021, we signed an agreement to retain the option to purchase these scrubbers through February 2023. In August 2021, we declared options to purchase and install scrubbers on six vessels (five LR1s and an LR2). Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.
(4)    In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021). The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
We recorded $0.1 million as our share of net income resulting from this joint venture during the six months ended June 30, 2022. Additionally, the joint venture issued a cash distribution of $0.2 million during this period.
(5)    In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been installed, or are expected to be installed, through 2023 as each respective vessel under the agreement is due for its IOPP renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.
8.     Restricted cash
Restricted cash as of June 30, 2022 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our Bank of Communications Financial Leasing (LR2s) sale and leaseback. The funds in these accounts will be released at the end of the lease term.
9.     Accounts payable
The following is a table summarizing our accounts payable as of June 30, 2022 and December 31, 2021:

	As of
In thousands of U.S. dollars	June 30, 2022	December 31, 2021
Scorpio LR2 Pool Limited	$1,174	$1,076
Scorpio Ship Management S.A.M. (SSM)	932	9,684
Scorpio Commercial Management S.A.M. (SCM)	791	25
Amounts due to a related party bunker supplier	717	—
Scorpio MR Pool Limited	716	62
Scorpio Services Holding Limited (SSH)	541	1,888
Amounts due to a related party port agent	183	257
Scorpio Handymax Tanker Pool Limited	2	625
Scorpio LR1 Pool Limited	—	785
Accounts payable to related parties	5,056	14,402

Suppliers	7,810	20,678
	$12,866	$35,080
The majority of accounts payable is settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10.     Accrued expenses
The following is a table summarizing our accrued expenses as of June 30, 2022 and December 31, 2021:

	As of
In thousands of U.S. dollars	June 30, 2022	December 31, 2021
Scorpio Holdings Limited	$1,706	$—
Accrued expenses to a related party port agent	715	417
Scorpio Ship Management S.A.M (SSM)	29	161
Scorpio Commercial Management S.A.M. (SCM)	2	—
Accrued expenses to related parties	2,452	578

Suppliers	21,543	15,193
Accrued short-term employee benefits	12,538	3,908
Accrued interest	5,796	5,156
Deferred income	915	—
Other accrued expenses	202	71
	$43,446	$24,906
11.     Current and long-term debt
The following is a roll forward of the activity within debt (current and non-current), by facility, for the six months ended June 30, 2022:

		Activity				Balance as of June 30, 2022 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2021	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of June 30, 2022	Current	Non-Current
Credit Agricole Credit Facility	72,838	—	(73,591)	753	—	—	—
Citibank / K-Sure Credit Facility	77,781	—	(78,401)	620	—	—	—
Hamburg Commercial Credit Facility	37,024	—	(1,646)	—	35,378	3,292	32,086
Prudential Credit Facility	44,832	—	(2,773)	—	42,059	5,546	36,513
2019 DNB / GIEK Credit Facility	45,450	—	(3,556)	—	41,894	7,113	34,781
BNPP Sinosure Credit Facility	86,314	5,075	(5,359)	—	86,030	10,909	75,121
2020 $225 Million Credit Facility	145,636	—	(85,330)	—	60,306	25,108	35,198
2021 $21.0 Million Credit Facility	19,245	—	(1,170)	—	18,075	18,075	—
2021 $43.6 Million Credit Facility	43,550	—	(43,550)	—	—	—	—
Ocean Yield Lease Financing	126,334	—	(5,659)	86	120,761	11,519	109,242
BCFL Lease Financing (LR2s)	77,604	—	(5,538)	238	72,304	10,593	61,711
CSSC Lease Financing	132,957	—	(7,281)	396	126,072	14,282	111,790
BCFL Lease Financing (MRs)	68,888	—	(7,705)	—	61,183	16,143	45,040
2018 CMBFL Lease Financing	111,986	—	(6,504)	—	105,482	13,007	92,475
$116.0 Million Lease Financing	95,789	—	(95,789)	—	—	—	—
AVIC Lease Financing	106,405	—	(22,938)	—	83,467	11,396	72,071
China Huarong Lease Financing	103,416	—	(8,416)	—	95,000	95,000	—
$157.5 Million Lease Financing	109,657	—	(20,835)	—	88,822	12,200	76,622
COSCO Lease Financing	61,050	—	(3,850)	—	57,200	7,700	49,500
2020 CMBFL Lease Financing	41,332	—	(1,621)	—	39,711	3,242	36,469
2020 TSFL Lease Financing	43,928	—	(1,661)	—	42,267	3,321	38,946
2020 SPDBFL Lease Financing	87,111	—	(3,248)	—	83,863	6,495	77,368
2021 AVIC Lease Financing	90,913	—	(3,626)	—	87,287	7,252	80,035
2021 CMBFL Lease Financing	74,565	—	(3,260)	—	71,305	6,520	64,785
2021 TSFL Lease Financing	54,377	—	(2,190)	—	52,187	4,380	47,807

2021 CSSC Lease Financing	53,893	—	(2,631)	—	51,262	5,262	46,000
2021 $146.3 Million Lease Financing	146,250	—	(5,962)		140,288	13,179	127,109
2021 Ocean Yield Lease Financing	69,783	—	(2,901)		66,882	5,850	61,032
2022 AVIC Lease Financing	—	117,204	—		117,204	9,168	108,036
IFRS 16 - Leases - 3 MR	29,268	—	(3,991)	—	25,277	8,373	16,904
$670.0 Million Lease Financing	546,730	—	(48,418)	—	498,312	44,918	453,394
Unsecured Senior Notes Due 2025	70,050	359	—	20	70,429	—	70,429
Convertible Notes Due 2022	68,312	—	(69,695)	1,383	—	—	—
Convertible Notes Due 2025	202,355	—	(12,556)	7,698	197,497	—	197,497
	$3,145,623	$122,638	$(641,651)	$11,194	$2,637,804	$379,843	$2,257,961
Less: deferred financing fees	(24,821)	(3,044)	—	7,309	(20,556)	(2,588)	(17,968)
Less: prepaid interest expense	(3,747)	—	(932)	—	(4,679)	(4,679)	—
Total	$3,117,055	$119,594	$(642,583)	$18,503	$2,612,569	$372,576	$2,239,993
(1)    Relates to (i) non-cash accretion, amortization or write-off of debt or lease obligations assumed as part of the 2017 merger with Navig8 Product Tankers Inc. ("NPTI"), which were recorded at fair value upon closing, (ii) amortization and write-offs of deferred financing fees, (iii) accretion of our Convertible Notes Due 2022 and Convertible Notes Due 2025 of $1.4 million and $6.3 million, respectively, and (iv) the impact of the repurchases of our Convertible Notes Due 2025 (described below).
Interest expense on all of our borrowings that has been incurred and is unpaid as of June 30, 2022 is accrued within Accrued Expenses (see Note 10).
We were in compliance with all of the financial covenants set forth under the above borrowing arrangements as of June 30, 2022.
Drawdowns from existing facilities
In March and June 2022, we drew down an aggregate $5.1 million from our BNPP Sinosure Credit Facility ($2.2 million and $2.9 million for the Sinosure and the commercial portions of the credit facility, respectively) to partially finance the purchase and installation of scrubbers on two LR1 product tankers and one LR2 product tanker. These borrowings bear interest at LIBOR plus a margin of 1.80% for the Sinosure portion and 2.80% for the commercial portion. As a result of these drawdowns, the scheduled semi-annual principal payments on this facility increased by $0.3 million to $5.5 million (for all tranches drawn).
Secured Debt
Credit Agricole Credit Facility
During the six months ended June 30, 2022, we repaid an aggregate amount of $72.0 million in connection with the sales of STI Excelsior, STI Exceed, STI Expedite and STI Excel. We wrote off an aggregate of $0.5 million of unamortized discounts as a result of these transactions that were initially recorded as part of the purchase price allocation for the 2017 merger with NPTI. This facility has been fully repaid as a result of these repayments.
Citibank / K-Sure Credit Facility
During the six months ended June 30, 2022, we repaid an aggregate amount of $77.3 million in connection with the sales of STI Executive, STI Excellence, STI Express and STI Experience. We wrote off an aggregate of $0.2 million of unamortized discounts as a result of these transactions that were initially recorded as part of the purchase price allocation for the 2017 merger with NPTI. This facility has been fully repaid as a result of these repayments.

2020 $225.0 Million Credit Facility
During the six months ended June 30, 2022, we repaid an aggregate amount of $79.1 million in connection with the sales of STI Pride, STI Providence, STI Saville Row and STI Carnaby. We wrote off an aggregate of $1.2 million of unamortized deferred financing fees as a result of these transactions.
2021 $43.6 Million Credit Facility
During the six months ended June 30, 2022, we repaid an aggregate amount of $41.9 million in connection with the sales of STI Prestige and STI Precision. We wrote off an aggregate of $0.5 million of unamortized deferred financing fees as a result of these transactions. This facility has been fully repaid as a result of these repayments.
Lease Financing
2022 AVIC Lease Financing
In May and June 2022, we closed on the sale and leaseback of two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Selatar and STI Oxford) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $118.4 million (the “2022 AVIC Lease Financing”). We repaid the outstanding indebtedness of $90.2 million related to these vessels on the $116.0 Million Lease Financing as part of these transactions. Additionally, we wrote off $0.5 million of deferred financing fees and incurred $0.4 million of debt extinguishment costs on the $116.0 Million Lease Financing as a result of these transactions.
Under the 2022 AVIC Lease Financing, each vessel is subject to a nine-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.50% per annum and are scheduled to be repaid in equal aggregate quarterly repayments of approximately $2.3 million. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each agreement. Additionally, we were required to deposit with the lessor 1% of the borrowing amount, or $1.2 million in aggregate.
Our 2022 AVIC Lease Financing includes financial covenants that require us to maintain:
•Net debt to total capitalization shall not equal or exceed 70%.
•Net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 110% of the then aggregate outstanding principal amount.
AVIC Lease Financing
In February 2022, we repaid $17.2 million in connection with the sale of STI Fontvieille. We wrote off $0.1 million of deferred financing fees and incurred $0.2 million of debt extinguishment fees as a result of this transaction.
$157.5 Million Lease Financing
In June 2022, we repaid $14.2 million in connection with the sale of STI Benicia. We wrote off $0.1 million of deferred financing fees and incurred $0.2 million of debt extinguishment fees as a result of this transaction.
$670 Million Lease Financing
In April 2022, we repaid $25.6 million in connection with the sale of STI Majestic. We incurred $0.4 million of debt extinguishment fees as a result of this transaction.
Unsecured debt
Unsecured Senior Notes Due 2025
During the six months ended June 30, 2022, we issued $0.4 million aggregate principal amount of additional Senior Notes Due 2025 for aggregate net proceeds (net of sales agent commissions and offering expenses) of $0.4 million under the note distribution agreement that was entered into in January 2021 (the "Distribution Agreement"). The Distribution Agreement was terminated in March 2022.
Convertible Notes Due 2022
In May 2022, we repaid the aggregate outstanding principal balance of $69.7 million on our Convertible Notes Due 2022 upon their maturity.

Convertible Notes Due 2025
In May 2022, we repurchased an aggregate $10.8 million face value of our Convertible Notes Due 2025 in the open market at an average price of $1,158.94 per $1,000 principal amount, or $12.6 million. The consideration paid includes the accreted principal balance, which has accrued since the issuance date and equaled approximately 106% of par at the May repurchase dates. As a result of these transactions, we reduced the liability and equity components of the Convertible Notes Due 2025 by $11.2 million and $1.7 million, respectively, and recorded a gain of $0.4 million, which is recorded within financial income of the unaudited condensed consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of these transactions.
Convertible Notes conversion rate adjustments
On March 2, 2022, the conversion rate of our Convertible Notes Due 2022 and Convertible Notes Due 2025 were adjusted to reflect the payment of a cash dividend on March 15, 2022 to all shareholders of record as of March 2, 2022. The new conversion rate for the Convertible Notes due 2022 and 2025 was 27.3142 of our common shares, representing an increase of the prior conversion rate of 0.1571 for each $1,000 principal amount of the Convertible Notes due 2022 and 2025.
On May 20, 2022, the conversion rate of our Convertible Notes Due 2025 was adjusted to reflect the payment of a cash dividend on June 15, 2022 to all shareholders of record as of May 20, 2022. The new conversion rates for each of the Convertible Notes Due 2025 was 27.4083 of our common shares, representing an increase of the prior conversion rate of 0.0941 for each $1,000 principal amount of the Convertible Notes Due 2025.
12.     Common shares
2013 Equity Incentive Plan
In April and May 2022, we issued an aggregate of 1,047,997 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $21.33 and $26.11 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 3, 2024, (ii) one-third of the shares vest on September 2, 2025, and (iii) one-third of the shares vest on September 1, 2026. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on December 1, 2022, (ii) one-third of the shares vest on December 1, 2023, and (iii) one-third of the shares vest on December 1, 2024.
The following is a summary of activity for awards of restricted stock that have been granted under our equity incentive plan during the six months ended June 30, 2022.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2021	2,997,992	$23.27
Granted	1,047,997	21.39
Vested	(484,380)	25.96
Forfeited	(2,500)	16.66
Outstanding and non-vested, June 30, 2022	3,559,109	$22.35
As of June 30, 2022, there were 3,559,109 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
From July 1, 2022 through December 31, 2022	$8,761	$961	$9,722
For the year ending December 31, 2023	13,198	703	13,901
For the year ending December 31, 2024	7,910	222	8,132
For the year ending December 31, 2025	3,427	—	3,427
For the year ending December 31, 2026	1,095	—	1,095

	$34,391	$1,886	$36,277

 Dividend Payments
In February 2022, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 15, 2022 to all shareholders of record as of March 2, 2022.
In April 2022, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on June 15, 2022 to all shareholders of record as of May 20, 2022.
$250 Million Securities Repurchase Program
In September 2020, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities (the "$250 Million Securities Repurchase Program") which, in addition to our common shares, currently consist of our Senior Notes Due 2025 (NYSE: SBBA) and Convertible Notes Due 2025. Any future purchases of the securities will be made under the $250 Million Securities Repurchase Program.
In May 2022, we repurchased $10.8 million in aggregate principal amount of our Convertible Notes Due 2025 in the open market for $12.5 million. The consideration paid includes the accreted principal balance, which has accrued since the issuance date and equaled approximately 106% of par on the date of purchase.
As of June 30, 2022, there is $237.5 million available under the $250 Million Securities Repurchase Program.
There were 7,519,324 common shares held in treasury at June 30, 2022 and December 31, 2021, respectively.
Shares outstanding
As of June 30, 2022, we had 59,415,013 common shares outstanding. These shares provide the holders with dividends and voting rights.

13.     Related party transactions
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the unaudited condensed consolidated statements of income or loss and balance sheets are as follows:

	For the six months ended June 30,
In thousands of U.S. dollars	2022	2021
Pool revenue (1)
Scorpio MR Pool Limited	$271,013	$131,272
Scorpio LR2 Pool Limited	175,421	88,278
Scorpio Handymax Tanker Pool Limited	34,190	25,783
Scorpio LR1 Pool Limited	11,169	23,344
Voyage expenses (2)	(2,404)	(466)
Vessel operating costs (3)	(16,618)	(17,846)
Administrative expenses (4)	(6,665)	(6,790)

Purchases of bunkers (5)	(10,793)	(1,695)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.
(2)Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of income or loss consist of expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1 and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the unaudited condensed consolidated statements of income or loss.

Voyage expenses also consist of $0.8 million charged by a related party port agent during the six months ended June 30, 2022. No amount was charged during the six months ended June 30, 2021.
(3)Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of income or loss consist of the following:
•Technical management fees of $15.6 million and $16.4 million charged by SSM (or its affiliates), a related party, during the six months ended June 30, 2022 and 2021, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $73.0 million and $75.6 million during the six months ended June 30, 2022 and 2021, respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.
•Vessel operating expenses of $1.0 million and $1.5 million charged by a related party port agent during the six months ended June 30, 2022 and 2021, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(4)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio.  The expenses incurred under this agreement were recorded in general and administrative expenses in the unaudited condensed consolidated statement of income or loss and consisted of the following:
•The expense for the six months ended June 30, 2022 of $6.7 million included (i) administrative fees of $5.7 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate of 493,300 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $8,443 to SSH and $25,834 to SCM.
•The expense for the six months ended June 30, 2021 of $6.8 million included (i) administrative fees of $6.1 million charged by SSH, (ii) restricted stock amortization of $0.7 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $25,436 to SSH and $2,462 to SCM.

(5)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.
We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	June 30, 2022	December 31, 2021
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$193,905	$36,216
Accounts receivable and prepaid expenses (SSM) (2)	5,741	3,426
Other assets (pool working capital contributions) (3)	61,561	73,161
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	1,892	2,548
Accounts payable and accrued expenses (SHL)	1,706	—
Accounts payable and accrued expenses (SSM)	961	9,844
Accounts payable and accrued expenses (related party port agent)	898	674
Accounts payable and accrued expenses (SCM)	793	25
Accounts payable and accrued expenses (related party bunker supplier)	717	—
Accounts payable and accrued expenses (SSH)	541	1,888

(1)Accounts receivable due from the Scorpio Pools relate to receivables for revenues earned and receivables from working capital contributions. Working capital contributions for the remaining vessels in the fleet are classified as non-current, within Other Assets. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the Scorpio Pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, Scorpio MR Pool, and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. If a vessel has been sold or is held for sale, we classify these contributions as current.
•For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
(2)    Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.
Other transactions
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers (two of which were sold in 2021). The remaining two LR1 tankers that are part of this joint venture are commercially and technically managed by SCM and SSM, respectively.
During the six months ended June 30, 2022, we entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s and three MRs. Pursuant to the Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.

Sixteen of these sales closed during the six months ended June 30, 2022 (two LR2s, 12 LR1s and two MRs). Termination fees of $1.7 million and $1.0 million were paid to SCM and SSM respectively, during the six months ended June 30, 2022 as a result of 12 of these sales. Additionally, $0.3 million and $0.5 million to SSM and SCM, respectively, remained payable (and have been recorded within Accounts Payable) as of June 30, 2022 as a result of the remaining four vessel sales.
The termination fees for the two vessels which had not closed as of June 30, 2022 are estimated to be $0.2 million and $0.3 million due to SSM and SCM, respectively.
SSH also owns a non-controlling 7.5% interest in the buyer of one of the MR product tankers (STI Benicia.).
Key management remuneration
The table below shows key management remuneration for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
In thousands of U.S. dollars	2022	2021
Short-term employee benefits (salaries)	$9,258	$2,663
Share-based compensation (1)	7,444	9,278
Total	$16,702	$11,941

(1)Represents the amortization of restricted stock issued under the Plan as described in Note 12.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements. Other than as set forth above, there are no material post-employment benefits for our executive officers or directors.

14.     Segment reporting
Information about our reportable segments for the six months ended June 30, 2022 and 2021 is as follows:
For the six months ended June 30, 2022

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$11,169	$88,508	$189,950	$289,493	$579,120	$—	$579,120
Vessel operating costs	(8,847)	(17,460)	(55,077)	(80,371)	(161,755)	—	(161,755)
Voyage expenses	—	(15,634)	(4,743)	(5,131)	(25,508)	—	(25,508)
Depreciation - owned or sale and leaseback vessels	(1,593)	(10,351)	(38,049)	(35,166)	(85,159)	—	(85,159)
Depreciation - right of use assets for vessels	—	—	(4,169)	(15,319)	(19,488)	—	(19,488)
General and administrative expenses	(335)	(684)	(2,051)	(3,008)	(6,078)	(29,179)	(35,257)
Loss on sale of vessels	(44,560)	—	(15,093)	(9,565)	(69,218)	—	(69,218)
Financial expenses	—	—	—	—	—	(78,710)	(78,710)
Financial income	20	—	—	314	334	690	1,024
Other income and (expense), net	—	—	—	—	—	1,634	1,634
Segment (loss) / income	$(44,146)	$44,379	$70,768	$141,247	$212,248	$(105,565)	$106,683

For the six months ended June 30, 2021

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$23,344	$25,783	$88,278	$136,202	$273,607	$—	$273,607
Vessel operating costs	(14,065)	(19,814)	(50,834)	(79,187)	(163,900)	—	(163,900)
Voyage expenses	16	(479)	(243)	(2,075)	(2,781)	—	(2,781)
Depreciation - owned or sale and leaseback vessels	(10,446)	(10,454)	(40,112)	(36,994)	(98,006)	—	(98,006)
Depreciation - right of use assets for vessels	—	(1,773)	(4,216)	(16,052)	(22,041)	—	(22,041)
General and administrative expenses	(581)	(760)	(2,034)	(3,015)	(6,390)	(20,494)	(26,884)
Financial expenses	—	—	—	—	—	(69,973)	(69,973)
Loss on Convertible Notes exchange	—	—	—	—	—	(5,504)	(5,504)
Financial income	2	—	—	296	298	114	412
Other income and (expense), net	(393)	—	—	(368)	(761)	655	(106)
Segment loss	$(2,123)	$(7,497)	$(9,161)	$(1,193)	$(19,974)	$(95,202)	$(115,176)

15.     Vessel revenue
During the six months ended June 30, 2022, we had two vessels that earned revenue through long-term time charter contracts (with initial terms of one year or greater). During the six months ended June 30, 2021, we did not have any vessels that earned revenue through long-term time charter contracts. The vessels that did not have long-term time charter contracts earned revenue from the Scorpio Pools or in the spot market.
Revenue Sources

	For the six months ended June 30,
In thousands of U.S. dollars	2022	2021
Pool revenue	$491,793	$268,677
Voyage revenue (spot market)	86,252	4,930
Time charter revenue	1,075	—
	$579,120	$273,607
Seasonality
The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.
Revenue for the six months ended June 30, 2022 reflected a structural change in the supply and demand balance for product tankers. A confluence of events served as a catalyst to a substantial increase in ton-mile demand beginning in March 2022. First, the continued easing of COVID-19 restrictions around the globe resulted in increased personal mobility thus stimulating underlying demand for refined petroleum products. Second, record refining margins combined with low global refined petroleum product inventories incentivized refiners to increase and maintain high utilization levels, which have driven substantial increases in refined petroleum product export volumes throughout the world. Third, the volatility brought on by the ongoing conflict in Ukraine has disrupted supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for refined petroleum products.
These dynamics led to a significant increase in pool and voyage revenue for the six months ended June 30, 2022. Additionally, as detailed below, we entered into long-term time charter contracts on certain of our vessels during the period. The increase in voyage revenue (and also, voyage expenses) is also attributable to an increase in the number of vessels trading outside of the Scorpio pools during the six months ended June 30, 2022.
Revenue for the six months ended June 30, 2021, reflected the adverse market conditions brought on by the COVID-19 pandemic. Demand for crude and refined petroleum products improved during this period but nevertheless remained below pre-pandemic levels given the efforts around the world at that time to control the spread of the virus, particularly in countries with low vaccine uptake. Additionally, consumption was driven by drawdowns from existing inventories, which had an adverse impact on the demand for the seaborne transportation of refined petroleum products.
IFRS 16 Lease Revenue
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
    These components are accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the six months ended June 30, 2022 and 2021. These figures are not readily quantifiable as our contracts (with the Scorpio Pools or under time charter-out arrangements) do not separate these components. We do not view our pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the six months ended June 30,
In thousands of U.S. dollars	2022	2021
Lease component of revenue from time charter-out and pool revenue	$303,268	$141,722
Non-lease component of revenue from time charter-out and pool revenue	189,600	126,955
	$492,868	$268,677

During the six months ended June 30, 2022, we entered into time charter-out agreements on eight vessels, two of which commenced during the period. The terms of the agreements, including when the time charters commenced, are summarized as follows:

Vessel	Vessel class	Term	Rate	Commencement date
STI Gratitude	LR2	Three years	$28,000/day	May 2022
STI Memphis	MR	Three years	$21,000/day	June 2022
STI Marshall	MR	Three years	$23,000/day	July 2022
STI Magnetic	MR	Three years	$23,000/day	July 2022
STI Gladiator	LR2	Three years	$28,000/day	July 2022
STI Guide	LR2	Three years	$28,000/day	July 2022
STI Guard	LR2	Five years	$28,000/day	July 2022
STI Miracle	MR	Three years	$21,000/day	August 2022
We had no vessels on long-term time charter-out arrangements during the six months ended June 30, 2021.
16.     Crewing costs
The following table summarizes our crew expenses, including crew benefits, during the six months ended June 30, 2022 and 2021, respectively.

	For the six months ended June 30,
In thousands of US dollars	2022	2021
Short-term crew benefits (i.e. wages, victualing, insurance)	$81,510	$85,799
Other crew related costs	12,775	11,740
	$94,285	$97,539

17.     Financial expenses
The following table summarizes our financial expenses for the six months ended June 30, 2022 and 2021, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2022	2021
Interest expense, net of capitalized interest (1)	$60,300	$57,888
Write-offs of deferred financing fees and debt extinguishment costs (2)	5,784	1,326
Accretion of convertible notes	7,747	5,384
Amortization of deferred financing fees	3,483	3,689
Accretion of premiums and discounts on assumed debt	1,396	1,686
Total financial expenses	$78,710	$69,973

(1)    The increase in interest expense, net of capitalized interest, for the six months ended June 30, 2022, was primarily attributable to an increase in LIBOR rates as compared to the six months ended June 30, 2021, which was partially offset by a reduction in the average debt balance to $2.9 billion for the six months ended June 30, 2022 from $3.1 billion for the six months ended June 30, 2021. The reduction in the average debt balance was primarily due to (i) the vessels sales (and corresponding debt repayments) described in Note 4, and (ii) the repayment of $69.7 million of our Convertible Notes Due 2022 upon maturity in May 2022. LIBOR rates during the six months ended June 30, 2021 were at historically low levels given the ongoing headwinds caused by COVID-19 pandemic at the time. During the six months ended June 30, 2022, LIBOR rates began to increase as central banks around the world began raising benchmark interest rates in an effort to stem the rise in inflation.
(2)    The write-offs of deferred financing fees and debt extinguishment costs during the six months ended June 30, 2022 include (i) $3.8 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels, the repayment of debt on vessels prior to sale and the expiration of the availability period on certain facilities, (ii) $0.7 million of write-offs of the discounts related to the repayment of debt on certain vessels prior to sale, and (iii) $1.2 million of debt extinguishment costs related to the refinancing of the existing indebtedness on certain vessels and the repayment of debt of vessels prior to their sale.
The write-offs of deferred financing fees and debt extinguishment costs during the six months ended June 30, 2021 relates to the write-offs of deferred financing fees related to the refinancing of existing indebtedness.
18.     Earnings / (loss) per share
The calculation of both basic and diluted earnings / (loss) per share is based on net income / (loss) attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
In thousands of U.S. dollars except for share data	2022	2021
Net income / (loss) attributable to equity holders of the parent - basic	$106,683	$(115,176)
Convertible notes interest expense	12,032	—
Net income / (loss) attributable to equity holders of the parent - diluted	$118,715	$(115,176)

Basic weighted average number of shares	55,502,389	54,388,504
Effect of dilutive potential basic shares:
Restricted stock	2,283,834	—
Convertible notes	6,825,428	—
	9,109,262	—
Diluted weighted average number of shares	64,611,651	54,388,504

Earnings / (Loss) Per Share:
Basic	$1.92	$(2.12)
Diluted	$1.84	$(2.12)
During the six months ended June 30, 2022, the inclusion of potentially dilutive shares relating to unvested restricted stock and our Convertible Notes Due 2022 and Convertible Notes Due 2025 were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 3,559,109 unvested restricted stock. The inclusion of potentially dilutive shares relating to our Convertible Notes Due 2022 and Convertible Notes Due 2025 represents the potentially dilutive shares arising from these instruments for an aggregate of 7,225,427 shares. The Convertible Notes Due 2022 (representing 1,903,663 of these potentially dilutive shares) matured in May 2022 and were repaid in cash. Accordingly, the potentially dilutive impact of this instrument is included in the weighted average number of shares for a portion of the period, through the maturity date.
During the six months ended June 30, 2021, the inclusion of potentially dilutive shares relating to our Convertible Notes Due 2022 and Convertible Notes Due 2025 (representing an aggregate of 7,224,568 shares of common stock) and 3,720,577 unvested restricted shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

19.     Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to shareholders through the optimization of our debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at June 30, 2022 and December 31, 2021, respectively, are shown in the table below.
Categories of Financial Instruments

	As of June 30, 2022		As of December 31, 2021
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$359,528	$359,528	$230,415	$230,415
Restricted cash (2)	783	783	4,791	4,791
Loans and receivables (3)	206,456	206,456	38,069	38,069
Investment in ballast water treatment supplier (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	61,561	61,561	73,161	73,161
Sellers credit on sale leaseback vessels (6)	11,107	11,107	10,793	10,793

Financial liabilities
Accounts payable (7)	$12,866	$12,866	$35,080	$35,080
Accrued expenses (7)	43,446	43,446	24,906	24,906
Secured bank loans (8)	279,933	279,933	566,310	566,310
Sale and leaseback liability (9)	1,546,543	1,546,432	1,648,993	1,639,991
IFRS 16 - Lease liability (10)	522,478	522,809	575,834	575,377
Unsecured Senior Notes Due 2025 (11)	70,712	70,571	69,366	70,209
Convertible Notes Due 2022 (12)	—	—	69,059	69,695
Convertible Notes Due 2025 (12)	222,668	202,111	195,438	208,133
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    We consider the value of our minority interest in our BWTS supplier (as described in Note 6) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put option that was granted to us and the call option that was granted to the supplier. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million.
(5)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For owned vessels, excluding those classified as held for sale, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.

(6)    The seller's credit on sale and leaseback vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the April 2017 sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the leases, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration. We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.
(7)    We consider that the carrying amounts of accounts payable and accrued expenses approximate fair value due to the relative short maturity of these amounts.
(8)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $3.8 million and $6.4 million of unamortized deferred financing fees as of June 30, 2022 and December 31, 2021, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. These amounts are shown net of $12.2 million and $13.1 million of unamortized deferred financing fees as of June 30, 2022 and December 31, 2021, respectively.
(10)    The carrying values of our lease liabilities accounted for under IFRS 16 - Leases are measured at the present value of the minimum lease payments over the lease term, discounted at our incremental borrowing rate. We consider that the carrying value of leases with variable payments approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using the Company's incremental borrowing rate at June 30, 2022 and December 31, 2021. Accordingly, we consider their fair value to be a Level 2 measurement.
(11)    The carrying value of our Senior Notes Due 2025 shown in the table above is their face value. The Senior Notes Due 2025 are shown net of $2.0 million of deferred financing fees and $0.1 million of unamortized discount on the unaudited condensed consolidated balance sheet as of June 30, 2022. The Senior Notes Due 2025 are shown net of $2.3 million of deferred financing fees and $0.2 million of unamortized discount on the audited condensed consolidated balance sheet as of December 31, 2021. Our Senior Notes Due 2025 are quoted on the New York Stock Exchange under the symbol 'SBBA'. We consider their fair value to be a Level 1 measurement due to their quotation on an active exchange.
(12)    The carrying value of our Convertible Notes Due 2025 shown in the table above is their face value. The liability components of the Convertible Notes Due 2025 have been recorded within Long-term debt on the unaudited condensed consolidated balance sheet as of June 30, 2022. The equity component of the Convertible Notes Due 2025 has been recorded within Additional paid-in capital on the unaudited condensed consolidated balance sheet. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider their fair value to be a Level 2 measurement. In May 2022, we repaid the aggregate outstanding principal balance of our Convertible Notes Due 2022 upon their maturity.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
Financing risks
The financing for one vessel under our 2021 $21.0 Million Credit Facility for $17.5 million is scheduled to mature in December 2022. While we believe our current financial position is adequate to address the maturity of this facility, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale or refinancing of certain vessels, to meet this obligation.

Economic conditions and COVID-19 risks
Since the beginning of calendar year 2020, the outbreak of the COVID-19 virus resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, the effects of which continued throughout 2021. The easing of restrictive measures that were put in place to combat the spread of the virus, and the successful roll-out of vaccines served as a catalyst for an economic recovery in many countries throughout the world, which has, in part, led to a vastly improved financial performance during the six months ended June 30, 2022. Nevertheless, we expect that the COVID-19 virus will continue to cause volatility in the commodities markets in the future. In particular, the spread of more contagious and vaccine resistant variants, along with the continued implementation of restrictive measures by governments in certain parts of the world, have hampered a full re-opening of the global economy. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition. An estimate of the impact on our results of operations, financial condition, and future performance cannot be made at this time.
Conflict in Ukraine and related risks
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect, or are scheduled to take effect in December 2022 and February 2023, respectively. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, and future performance.

20.     General and administrative expenses
General and administrative expenses increased by $8.4 million to $35.3 million from $26.9 million for the six months ended June 30, 2022 and 2021, respectively. This increase was primarily driven by an increase in compensation expenses.
21.     Subsequent events
Declaration of dividend
In July 2022, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on September 15, 2022 to all shareholders of record as of August 11, 2022.
Vessels sales
In July 2022, we closed on the sale of the MR tanker, STI Benicia. In advance of the closing of the sale, we repaid the aggregate outstanding lease obligation of $14.2 million relating to this vessel on the $157.5 Million Lease Financing in June 2022.
In August 2022, we closed on the sale of the LR2 tanker, STI Nautilus. In advance of the closing of the sale, we repaid the outstanding balance of $20.0 million relating to this vessel on the 2020 $225.0 Million Credit Facility in July 2022.
Repurchase of Common Shares
In July, September, and October 2022, we repurchased an aggregate of 1,397,220 of our common shares in the open market at an average price of $38.32 per share. In August 2022, we repurchased 1,293,661 of our common shares from Eneti Inc., a related party, at $38.65 per share.
Repurchase of Convertible Notes Due 2025
In July 2022, we repurchased $1.5 million face value of our Convertible Notes Due 2025 in the open market at an average price of $1,145.00 per $1,000.00 principal amount, or $1.7 million. The consideration paid includes the accreted principal balance, which has accrued since the issuance date and equaled approximately 107% as of the repurchase date.
Exercise of Purchase Options on Six Leased Vessels
In August 2022, we exercised the purchase options on six 2014 built MR product tankers that were previously financed under the China Huarong Lease Financing (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) and repaid the aggregate outstanding lease obligation of $95.0 million as part of these transactions.
Exercise of Purchase Options on Nine Leased Vessels
In September 2022, we gave notice to exercise the purchase options on two Handymax product tankers (STI Battersea and STI Wembley), four MR product tankers (STI Ville, STI Texas City, STI Meraux and STI Brooklyn), and three LR2 product tankers (STI Rose, STI Rambla and STI Sanctity). These vessels are currently financed under the AVIC Lease Financing, the COSCO Lease Financing and the Ocean Yield Lease Financing. The purchases, which are expected to occur in the fourth quarter of 2022 and the first quarter of 2023, are expected to result in an aggregate debt reduction of $160.8 million.
Time Charter Out Agreements
In July 2022, we entered into a time charter-out agreement on an LR2 product tanker, STI Goal, for three years at the rate of $30,380 per day. The charterer has the option to extend the term of this agreement for an additional year at $32,380 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $34,380 per day.
In August 2022, we entered into a time charter-out agreement on a LR2 product tanker, STI Lombard, for three years at the rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
In September 2022, we entered into a time charter-out agreement on an LR2 product tanker, STI Gauntlet, for three years at the rate of $32,750 per day.